SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: February 11, 2005

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the Fourth Quarter 2004 Report, which appears immediately following this page.

Financial Reporting

Fourth Quarter 2004 Report
8 February 2005

UBS Financial Highlights

From third quarter 2004 onwards, Motor-Columbus is fully consolidated in UBS’s Financial Statements.

The reporting structure is split into two components: Financial Businesses and Industrial Holdings.

1	For the EPS calculation, see Note 8 to the Financial Statements.

2	Net profit/average shareholders’ equity less dividends.

3	Excludes the amortization of goodwill and other intangible assets.

4	Details of significant financial events can be found in the UBS Targets section on page 12.

5	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares out- standing.

6	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.

7	Excludes results from Industrial Holdings.

8	Operating expenses/operating income less credit loss expense or recovery.

9	Includes Wealth Management and Wealth Management USA. Excludes interest and dividend income.

10	Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section.

UBS Income Statement

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Net profit	2,021	1,671	1,808	21	12	8,089	6,239

Basic earnings per share (CHF) [1]	1.97	1.60	1.68	23	17	7.68	5.59
Return on shareholders’ equity (%) [2]						24.7	17.8

Performance Indicators adjusted for significant financial events and pre-goodwill [3,4]
Basic earnings per share (CHF) [5]	2.21	1.86	1.89	19	17	8.60	6.43
Return on shareholders’ equity (%) [6]						27.7	20.5

Financial Businesses [7]
Operating income	9,167	8,456	8,538	8	7	37,402	33,790
Operating expenses	6,575	6,265	6,303	5	4	26,935	25,613
Net profit	1,993	1,654	1,808	20	10	8,044	6,239

Cost/income ratio (%) [8]	72.7	74.2	73.4			72.6	75.6
Net new money, wealth management businesses (CHF billion) [9]	13.3	16.7	14.2			59.4	50.8

Headcount (full-time equivalents)	67,424	66,894	65,929	1	2

Earnings adjusted for significant financial events and pre-goodwill[3,4,7]
Operating income	9,167	8,456	8,538	8	7	37,402	33,629
Operating expenses	6,365	6,038	6,078	5	5	26,048	24,670
Net profit	2,203	1,881	2,033	17	8	8,931	7,180

Cost/income ratio (%) [8]	70.4	71.5	70.8			70.2	73.2

UBS Balance Sheet & Capital Management

CHF million, except where indicated				% change from
As at	31.12.04	30.9.04	31.12.03	3Q04	4Q03

Shareholders’ equity	34,978	34,524	35,310	1	(1)

Market capitalization	103,638	95,812	95,401	8	9

BIS capital ratios
Tier 1 (%) [10]	11.8	11.5	11.8
Total BIS (%)	13.6	13.3	13.3
Risk-weighted assets	264,125	272,813	251,901	(3)	5

Invested assets (CHF billion)	2,250	2,261	2,133	0	5

Long-term ratings
Fitch, London	AA+	AA+	AA+
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Fourth Quarter 2004 Report
8 February 2005

Financial Calendar

Publication of Annual Report	Wednesday, 16 March 2005

Annual General Meeting	Thursday, 21 April 2005

Publication of First Quarter 2005 results	Tuesday, 3 May 2005

Publication of Second Quarter 2005 results	Tuesday, 9 August 2005

Publication of Third Quarter 2005 results	Tuesday, 1 November 2005

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Investor Relations

Hotline: +41 1 234 4100	email: sh-investorrelations@ubs.com	Internet: www.ubs.com/investors

Zurich

Matt Miller	+41 1 234 4360	Fax	+41 1 234 3415

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Caroline Ryton	+41 1 234 2281

UBS AG
Investor Relations
P.O. Box
CH-8098 Zurich
Switzerland

UBS Shareholder Services		US Transfer Agent

UBS AG		Mellon Investor Services
Shareholder Services		Overpeck Centre
P.O. Box		85 Challenger Road
CH-8098 Zurich		Ridgefield Park, NJ 07660
Switzerland		United States of America
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email: sh-relations@melloninvestor.com

Media Relations

Hotline: +41 1 234 8500	email: mediarelations@ubs.com	Internet: www.ubs.com/media

Interactive Fourth Quarter 2004 Report

An interactive version of this report can be viewed online in the Fourth Quarter 2004 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Fourth Quarter 2004 Report
8 February 2005

Letter to shareholders

Dear shareholders,

We are pleased to be able to report that 2004 has been a record year for UBS. Our net profit for the year stood at CHF 8,089 million, with CHF 45 million coming from our industrial holdings. Our financial businesses contributed the remaining CHF 8,044 million, up 29% from a year earlier despite the falling US dollar. Our clients entrusted us with a total of CHF 88.9 billion in net new money this year, bringing total invested assets to CHF 2.3 trillion. In turn this drove our asset-based revenues 19% higher. This, combined with higher income from our investment banking business and private client transactions, pushed fee and commission income up to 52% of revenues. Upbeat market conditions at both the start and end of the year encouraged strong activity levels in the securities markets, helping our trading revenues.

Costs remain under strict control, increasing less than revenues, and we end the year with a 3 percentage point improvement in our pre-goodwill cost/income ratio – now just a shade above 70%. Our commitment to capital discipline means that we finish the year with an excellent 28% pre-goodwill return on equity, with earnings per share 34% higher than in 2003.

When we look at fourth quarter, net profit stood at CHF 2,021 million, with CHF 1,993 million coming from our financial businesses (up 10% from the same quarter a year earlier). This strong result, a record for a fourth quarter, was driven by an excellent performance in the securities businesses and the continued strength of all our wealth and asset management businesses. Operating income in our financial businesses was up 7% – more than outpacing a 4% increase in costs. Asset-based fees rose alongside trading revenues, which were particularly strong in the equities and foreign exchange markets. Our result was further helped by another quarter of credit loss recoveries.

Net new money inflows in fourth quarter totaled CHF 16.4 billion. Our wealth management businesses worldwide contributed CHF 13.3 billion, with strong inflows from Asian, US and onshore European clients.

We are delivering on our growth promise.

Throughout 2004, we demonstrated our strength in growing our businesses – both organically and through targeted acquisitions. In the increasingly important Asian time zone, our revenues rose 24% in 2004. Our Investment Bank expanded its competitive position in the US in key areas such as prime brokerage and equities sales and trading. In wealth management, we made several small acquisitions. In total, we announced acquisitions of around CHF 40 billion of invested assets in key wealth management markets, paying approximately CHF 1 billion in total. The integration of these franchises is proceeding smoothly; indeed, completing such transactions is one of our strengths.
These “bolt-on” acquisitions, combined with our investments in growing our business, have resulted in a somewhat reduced level of share repurchases this year. In our current buyback program, which ends on 5 March 2005, we have bought back a total value of approximately CHF 3.5 billion. Attractive opportunities for investment in the growth of our businesses will always take first priority. But, in their absence, we will continue to return any excess capital to you, our shareholders, and buybacks will remain an important way of doing so.
Next year’s buyback program, commencing in March, will have a maximum limit of CHF 5 billion – a limit, not necessarily a target.

The Board of Directors will recommend a dividend of CHF 3.00 per share at the Annual General Meeting (AGM) on 21 April 2005 – a 15% increase over the CHF 2.60 paid out last year. Including par value repayments, cash dividends and share buybacks, we have distributed a total of CHF 32.1 billion to shareholders since the start of 2000, when we began buying back shares for cancellation. That represents an average total yield of approximately 6.6% per annum, and accounts for as much as 60% of the total cash flow our businesses generated over the period.

Outlook – A record result is always challenging to beat. As every year, our investment banking and securities business will have to contend with the somewhat unpredictable rise and fall of the world’s financial markets. But 2004 showed that our wealth and asset management businesses can provide both growth momentum and earnings quality, even if trading conditions fluctuate. We will continue re-investing in our growth businesses and expect 2005 to be the next exciting step on a journey we believe will be very rewarding for our long-term investors.

8 February 2005

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

The tsunami in Asia ended the year on a sobering note. It resulted in untold distress and tragedy, prompting worldwide support and solidarity with the hundreds of thousands involved, injured or killed. This tragedy affected many of our clients, employees and their friends and families. As the leading Swiss retail bank, we have been helping numerous families of missing clients to get quick access to funds to meet their day-to-day financial needs. To provide immediate relief to those directly impacted by the tsunami, UBS and its employees have donated USD 6 million in total. We would like to take this opportunity to express our heartfelt sympathy to everyone affected by this natural disaster.

UBS Results

UBS Results
8 February 2005

UBS Results

Results

In full-year 2004, UBS reported net profit of CHF 8,089 million, up 30% from CHF 6,239 million a year earlier. Our financial businesses achieved a record result, contributing CHF 8,044 million to 2004 net profit, up 29% from CHF 6,239 million a year earlier. Our industrial holdings made a CHF 45 million contribution to 2004 net profit.

In fourth quarter 2004, UBS reported net profit of CHF 2,021 million, up CHF 213 million from CHF 1,808 million in the same period a year earlier. Our financial businesses contributed CHF 1,993 million to fourth quarter 2004 net profit, up 10% from a year earlier. Our industrial holdings contributed CHF 28 million to net profit, representing 1.4% of UBS’s net profit, almost 18% of operating income, and 22% of operating expenses in the quarter.

UBS Reporting Structure

Changes in accounting and presentation in 2005

Effective 2005, we will make a number of changes in accounting and disclosure – some are driven by changes in accounting standards, others concern the presentation of our financial results.

The International Accounting Standards Board (IASB) issued revisions to 15 of its 32 International Accounting Standards (IAS) in December 2003 in an effort to clarify and simplify them and make them more compatible with other accounting standards, notably US GAAP. All 15 revisions became effective on 1 January 2005. We decided to adopt two of the revisions, IAS 32 and 39, early, at the beginning of 2004. Together these two revisions provide comprehensive guidance on recognition, measurement, presentation and disclosure of financial instruments.

We adopted the remaining revisions at the beginning of 2005. As a result, we will make a number of changes to our accounting, presentation and disclosure in 2005. The IASB now calls new standards International Financial Reporting Standards (IFRS).
Several of the changes will require us to restate comparative prior periods, although not all of them will have an effect on net profit or shareholders’ equity. We will release restated interim and annual financial statement figures for 2004 and 2003 before we publish our first quarter 2005 report.

Accounting treatment and presentation of private equity investments

In the past we treated all our private equity investments as “Financial investments available-for-sale”. The revised IAS 27 and IAS 28 will require us to change this approach, with some investments no longer exempt from consolidation.

Changes in accounting and presentation in 2005 (continued)

Depending on the size of our stake, these investments will have to be treated according to one of the three following methods:
–	full consolidation (according to IAS 27) for investments in which we have a controlling interest
–	equity method accounting (according to IAS 28) for investments in which we have significant influence
–	treatment as “Financial investment available-for-sale” for all remaining private equity investments.

Under the old method, all investments were accounted for as “available-for-sale”. That means that even if the value of an investment rose or fell, corresponding gains or losses were only recognized in the income statement on sale, unless an impairment occurred. Changes in the fair value of the investment were booked directly in equity for the time that we held it. Once an investment was sold, the gain or loss recognized was the difference between the value of the investment at the time that it was purchased (adjusted for any impairments) and its selling price. The introduction of revised IAS 27/28 requires that we adopt a new approach. Now, for an investment where we have a controlling interest or a significant influence, we will record our share of its net profit or loss directly through our income statement. Doing that will prompt corresponding changes to the carrying value of the investment – meaning its value on the balance sheet will be updated according to the accumulated profits and losses. Then, at the time of sale, any gain or loss we record will be based on the difference between the latest carrying value and the selling price.

Full consolidation according to IAS 27

The revision of IAS 27 requires companies to fully consolidate subsidiaries even when control over them is only temporary. As a result, from 2005 onwards we will consolidate line by line those private equity investments in which we have a controlling inter-

est – in total 13 investments. As a consequence, we will debit approximately CHF 740 million to our equity (including minority interests) as at 1 January 2003. The move will add CHF 1.7 billion and CHF 3.1 billion in assets to our balance sheet for year-end 2004 and 2003 respectively. It will increase total operating income in 2004 and 2003 by approximately CHF 4.5 billion for each year. It will also add approximately CHF 165 million and CHF 25 million to 2004 and 2003 net profit.

In our restatement for 2004 and 2003, we will also have to reflect the impact on the sale of these type of investments in accordance with IFRS 5 (explained in detail below). Seven of the private equity investments in which we had a controlling interest on 1 January 2003 were sold during 2003 or 2004 and will therefore be presented as discontinued operations in the restated financial results for these years. Under the revised accounting method, the net profit /(loss) from these exits totaled CHF 55 million in 2004 and CHF (8) million in 2003. Under the old method, the corresponding figures were CHF 90 million and CHF 194 million.

Equity method according to IAS 28

Investments in companies in which we have a significant influence must now be accounted for under the equity method, even if they are held exclusively for future sale. From 2005 onwards we will therefore account for 15 private equity investments in which we have a stake between 20% and 50% using the equity method. As a consequence, we will debit CHF 240 million to our equity as at 1 January 2003. That debit is the difference between the carrying value of those private equity investments under the new and the old methods. The restated carrying values will be CHF 301 million and CHF 419 million on 31 December 2004 and 2003 respectively, which include equity in income of CHF (57) million and

CHF 11 million recognized in the income statement in 2004 and 2003 respectively.

During 2004 and 2003, we exited four of these private equity investments accounted for using the equity method. Under the new accounting method, the gains on sale were CHF 1 million and zero in 2004 and 2003 respectively, compared to CHF 70 million and CHF 34 million in 2004 and 2003 respectively under the old method.

Changes in presentation

From first quarter 2005, our private equity business including all its investments will be reported as part of the Industrial Holdings segment. This is in line with our ongoing strategy of discontinuing this business. The fair value of the private equity portfolio was CHF 2.7 billion at end-December 2004, compared to CHF 6.9 billion at the end of 2000 – when it was at its highest. Current management will continue to look after the portfolio.

IFRS 2 Share-based Payment

IFRS 2 will require entities to recognize the fair value of share-based payments made to employees as compensation expense, recognized over the service period, which is generally equal to the vesting period. The new treatment differs from our current practice in two ways. First, option awards will be expensed over their vesting period whereas currently UBS discloses the pro-forma impact of expensing the fair value of such awards at grant. Second, share awards, which are currently expensed in the performance year (generally the year before grant), will in future be expensed from the date of grant over the vesting period. We will apply the new requirement to all prior period awards that impact income statements from 2003 onwards. This includes all unvested or outstanding awards as at 1 January 2003. The opening balance of retained earnings on 1 January 2003 will be adjust-

UBS Results
8 February 2005

Changes in accounting and presentation in 2005 (continued)

ed by a credit of CHF 559 million after-tax for the effects these awards have on income statements prior to 2003. With regard to our income statement, we will record zero and CHF 558 million as additional compensation expense for 2004 and 2003 respectively. The significantly lower impact on the 2004 income statement is due to the fact that we have substantially raised the proportion of bonus payments made in the form of restricted stock rather than cash. The CHF 1,406 million expense related to these stock awards shifts under IFRS 2 from 2004 to the vesting period starting in 2005, and significantly exceeds the impact of prior year stock grants on 2004 expenses.

We will also introduce an updated option valuation model to determine the fair value of share options granted in 2005 and beyond. The new model better reflects observed exercise behavior. This reduces the value of an option and accordingly the new model will result in lower average values per option – other factors being equal. The new model will not affect the valuation of share options granted in 2004 and earlier.
UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. Henceforth, we will be required to consolidate those trusts. This will result in us recognizing assets of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion on our year-end 2004 and 2003 balance sheets respectively. The weighted average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003. The new standard will lower the weighted average number of shares outstanding used to calculate basic earnings per share. There will be no impact on diluted earnings per share.
The net impact of IFRS 2 and the trust consolidation on shareholder’s equity is a debit of CHF 166 million as at 31 December 2004 and a debit of CHF 674 million as at 31 December 2003.

IFRS 3 Business Combinations,
IAS 36 Impairment of Assets and
IAS 38 Intangible Assets

IFRS 3 requires that all business combinations be accounted for under the purchase method. The pooling-of-interests method is eliminated. Under the new accounting standard, we will cease to amortize existing goodwill beginning in 2005 and will instead conduct annual impairment tests. Goodwill from business combinations entered into on or after 31 March 2004 – including, for UBS, the Motor-Columbus transaction – has already been accounted for under the new guidance and has not been amortized during 2004. Goodwill from business combinations closed prior to 31 March 2004 continued to be amortized until 31 December 2004. We recorded goodwill amortization expense of CHF 713 million in 2004, and CHF 756 million in 2003. There will be no restatement of prior years with regard to this standard.

Following the new standard, we have also reclassified the net book value of the former PaineWebber trained workforce intangible asset to goodwill (book value CHF 1.0 billion). On 1 January 2005, we held CHF 2.3 billion in total intangible assets and we anticipate recording approximately CHF 300 million in related amortization expense in 2005.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

The IASB issued this new standard on 31 March 2004. It requires that subsidiaries that are acquired exclusively for future sale be presented as discontinued

operations at the time a sale is highly likely to occur. As certain of our private equity investments meet the criteria as discontinued operations, we will reclassify them accordingly. Although the impact from IFRS 5 on our financial statements will not be material, our income statement will be divided into two sections – net income from continuing operations and net income from discontinued operations.

Minority interests

Beginning in 2005, the revision of IAS 1 will require the presentation of net profit and equity to include minority interests. Net profit will be allocated to net profit attributable to UBS shareholders and net profit attributable to minority interests. Earnings per share and all our analysis of UBS performance will continue to be presented based on net profit attributable to UBS shareholders.

Analysis of results

We currently comment and analyze our results on an adjusted basis that excludes significant financial events (SFEs) as well as amortization of goodwill and other acquired intangible assets as a way of illustrating the underlying performance of our business.

With the introduction of IFRS 3, goodwill amortization – currently the biggest adjustment to our results – will no longer be required. From 2005 onwards, we will therefore cease to present future results on an adjusted basis except for Wealth Management USA. In our results analysis discussion, however, we will continue to illustrate the impact on underlying operational performance from one-off, UBS-specific events which do not reflect the ordinary course of business.

UBS Targets

UBS Targets
8 February 2005

UBS Targets

Performance Against Targets

Year to date	31.12.04	30.9.04	31.12.03

RoE (%)
as reported [1]	24.7	24.5	17.8
before goodwill and adjusted for significant financial events [2]	27.7	27.4	20.5

For the quarter ended	31.12.04	30.9.04	31.12.03

Basic EPS (CHF)
as reported [3]	1.97	1.60	1.68
before goodwill and adjusted for significant financial events [4]	2.21	1.86	1.89

Cost/income ratio of the Financial Businesses (%) [5]
as reported [6]	72.7	74.2	73.4
before goodwill and adjusted for significant financial events [7]	70.4	71.5	70.8

Net new money, wealth management businesses (CHF billion) [8]
Wealth Management	6.5	11.4	6.4
Wealth Management USA	6.8	5.3	7.8

Total	13.3	16.7	14.2

[1]	Net profit year to date (annualized as applicable)/ average shareholders’ equity less dividends.

[2]	Net profit year to date (annualized as applicable) less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.

[3]	Details of the EPS calculation can be found in Note 8 to the Financial Statements.

[4]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares out- standing.

[5]	Excludes results from Industrial Holdings.

[6]	Operating expenses/operating income less credit loss expense or recovery.

[7]	Operating expenses less the amortization of goodwill and other intangible assets and signifi- cant financial events/operating income less credit loss expense or recovery and significant financial events.

[8]	Excludes interest and dividend income.

Targets

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, we provide comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

These adjustments reflect our internal approach to analyzing our results and managing the company, in which SFE-adjusted figures before the amortization of goodwill and intangibles are used to assess performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding SFEs and the amortization of goodwill and intangibles. All the analysis provided in our internal management accounting is based on operational SFE-adjusted performance. This helps us to illustrate the underlying operational performance of our business, insulated from the impact of individual gain or loss items that are not relevant to our management’s business planning decisions. A policy approved by the Group Executive Board (GEB) defines which items are classified as SFEs. We focus on four key performance targets, designed to deliver continually improving returns to our shareholders. These targets are evaluated on this adjusted basis.
This is the second quarter that we have split the commentary of our results between financial businesses and industrial holdings. The first two of our four targets, return on equity and earnings per share, are calculated on a full UBS basis. Our cost/income ratio target is limited to our financial businesses, to avoid the distortion from industrial holdings, which this quarter represented almost 18% of UBS’s revenues and operated at a 93% cost/income ratio.

Before goodwill and adjusted for significant financial events:
–	For full-year 2004, our return on equity was 27.7%, up from 20.5% in 2003, again well above our target range of 15% to 20%. The increase, exceeding net profit growth, reflects our continued buyback programs and dividend outpacing increased retained earnings.
–	Basic earnings per share (EPS), at their second-highest level behind the first quarter this year, stood at CHF 2.21, up 17% or CHF 0.32 from CHF 1.89 in the same quarter a year earlier, reflecting the increase in net profit as well as the 4% reduction in average number of shares outstanding due to our continuing repurchase of shares.
–	The cost/income ratio of our financial businesses, at its second-lowest level since 2000, stood at 70.4% in fourth quarter 2004, an improvement from 70.8% in the same period last year. Strong asset-based revenues drove fee and commission income higher, demonstrating the inherent operating leverage in our wealth and asset management businesses.
Our wealth management businesses continue to show strong inflows of net new money. In

Invested Assets

	Quarter ended			% change from
CHF billion	31.12.04	30.9.04	31.12.03	30.9.04	31.12.03

UBS	2,250	2,261	2,133	0	5

Wealth Management & Business Banking
Wealth Management	778	772	701	1	11
Business Banking Switzerland	140	140	136	0	3

Global Asset Management
Institutional	344	342	313	1	10
Wholesale Intermediary	257	259	261	(1)	(2)

Investment Bank	0	1	4	(100)	(100)

Wealth Management USA	639	654	634	(2)	1

Corporate Center
Private Banks & GAM	92	93	84	(1)	10

UBS Targets
8 February 2005

Net New Money1

	Quarter ended			Year ended
CHF billion	31.12.04	30.9.04	31.12.03	31.12.04	31.12.03

UBS	16.4	20.5	10.7	88.9	69.1

Wealth Management & Business Banking
Wealth Management	6.5	11.4	6.4	42.3	29.7
Business Banking Switzerland	0.2	0.4	(0.2)	2.6	2.5

Global Asset Management
Institutional	3.0	3.0	1.4	23.7	12.7
Wholesale Intermediary	0.5	1.0	(8.3)	(4.5)	(5.0)

Investment Bank	0.0	0.0	0.6	0.0	0.9

Wealth Management USA	6.8	5.3	7.8	17.1	21.1

Corporate Center
Private Banks & GAM	(0.6)	(0.6)	3.0	7.7	7.2

1 Excludes interest and dividend income.

fourth quarter 2004, they totaled CHF 13.3 billion against CHF 16.7 billion in third quarter 2004. The wealth management units attracted CHF 6.5 billion in fourth quarter 2004, compared to CHF 11.4 billion a quarter earlier. Our European wealth management business, seeing another quarter of strong inflows, recorded its second-best performance ever. Flows from Asian clients were also extremely strong. In our Wealth Management USA business, net new money was CHF 6.8 billion in fourth quarter 2004, up from CHF 5.3 billion in third quarter 2004. It was the best quarterly inflow in 2004, reflecting improving investor sentiment following the US presidential election, and the positive impact of new hires in our advisor force.

For full-year 2004, net new money inflows into our wealth management businesses totaled CHF 59.4 billion, up 17% from CHF 50.8 billion in 2003, corresponding to an annual growth rate of 4.4% of the asset base at the end of 2003.

Significant financial events

There were no significant financial events in 2004 or first, third and fourth quarter 2003, but there was one significant financial event in second quarter 2003.

We realized a gain of CHF 2 million (pre-tax CHF 161 million) in second quarter 2003 from the sale of the Wealth Management USA business’ Correspondent Services Corporation (CSC) clearing operation. A substantial portion of CSC’s net assets comprised goodwill stemming from the PaineWebber acquisition. After deducting taxes of CHF 159 million (based on the purchase price) and writing down goodwill associated with CSC, the net gain from the transaction was CHF 2 million.

Financial Businesses

Financial Businesses
8 February 2005

Financial Businesses’ Results

Income Statement1

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Operating income
Interest income	10,516	9,967	9,739	6	8	40,182	40,159
Interest expense	(7,232)	(7,004)	(6,732)	3	7	(27,661)	(27,860)

Net interest income	3,284	2,963	3,007	11	9	12,521	12,299
Credit loss (expense) / recovery	128	14	(46)	814		276	(72)

Net interest income after credit loss expense	3,412	2,977	2,961	15	15	12,797	12,227

Net fee and commission income	5,037	4,533	4,820	11	5	19,416	17,345
Net trading income	683	666	578	3	18	4,311	3,756
Other income	35	280	179	(88)	(80)	878	462

Total operating income	9,167	8,456	8,538	8	7	37,402	33,790

Operating expenses
Personnel expenses	4,328	4,091	4,038	6	7	18,189	17,231
General and administrative expenses	1,709	1,618	1,667	6	3	6,577	6,086
Depreciation of property and equipment	328	329	373	0	(12)	1,282	1,353
Amortization of goodwill and other intangible assets	210	227	225	(7)	(7)	887	943

Total operating expenses	6,575	6,265	6,303	5	4	26,935	25,613

Operating profit before tax and minority interests	2,592	2,191	2,235	18	16	10,467	8,177

Tax expense	535	460	327	16	64	2,086	1,593

Net profit before minority interests	2,057	1,731	1,908	19	8	8,381	6,584

Minority interests	(64)	(77)	(100)	(17)	(36)	(337)	(345)

Net profit	1,993	1,654	1,808	20	10	8,044	6,239

Additional information	Quarter ended			% change from

As at	31.12.04	30.9.04	31.12.03	3Q04	4Q03

Headcount (full-time equivalents)	67,424	66,894	65,929	1	2

1 Excludes results from Industrial Holdings.

Results 2004

Our 2004 result was the best ever. First quarter saw an all-time performance record and the year ended with our best-ever fourth quarter. Net profit in 2004 was CHF 8,044 million, up by 29% from CHF 6,239 million in 2003. Before goodwill and excluding the sale of our Correspondent Services Corporation (CSC) clearing subsidiary, which we sold in second quarter 2003, net profit rose by 24%. The increase was driven by higher revenues in all categories, clearly outpacing cost growth. Our asset-based revenues showed particular strength, reflecting improved market valuations as well as strong inflows of net new money into our wealth and asset management businesses. Overall, we attracted CHF 88.9 billion in net new money in 2004, up 29% from CHF 69.1 billion in 2003. As a result, our asset base rose to CHF 2.3 trillion. We also saw a strong increase in brokerage, corporate finance and underwriting fees. Overall fee and commission income now contributes 52% to total operating income. Trading income also contributed, as improved market conditions boosted opportunities, particularly in the first and fourth quarters. We also saw improving results in our private equity business, which recorded positive revenues for the first time in three years on higher divestment gains and lower writedowns. We also reported record credit loss recoveries. Performance-related compensation rose in line with revenues. Higher general and administrative expenses were driven by higher legal provisions, and operational risk costs.

Results fourth quarter 2004

Our fourth quarter 2004 result was our second-best quarterly performance since 2000. It was driven by excellent securities trading results and the ongoing strength of all our wealth and asset management businesses. Despite the drop of the US dollar against the Swiss franc over the year, net profit in fourth quarter 2004 was CHF 1,993 million, up 10% from CHF 1,808 million for the year-earlier quarter. A 7% rise in total operating income outpaced a 4% increase in operating expenses. Our income profited from strong trading revenues in all asset classes, reflecting active financial markets at the close of the year. Fee and commission income benefited from increasing levels of recurring asset-based fees. Our result was further helped by another quarter of credit loss recoveries.

Operating income

Total operating income was CHF 9,167 million in fourth quarter 2004, up 7% from CHF 8,538 million in the same quarter a year earlier. Our trading-related businesses reported strong results, reflecting improved market activity levels following the clear outcome of the US elections in November. Trading revenues in equities (up 25%), fixed income (up 10%) and foreign exchange (up 13%) all showed strength. All our wealth and asset management businesses profited from higher market valuations, which pushed up asset-based revenues, leading to very strong portfolio management fees and record investment fund fees. A strong contribution from our investment banking business helped drive advisory revenues higher. We also recorded higher credit loss recoveries compared to the year-earlier quarter. This increase in revenues was partially offset by the weakening of the US dollar against the Swiss franc as well as lower private equity divestment gains, which were particularly high a year ago.
Net interest income was CHF 3,284 million in fourth quarter 2004, up from CHF 3,007 million in the same period a year earlier. Net trading income was CHF 683 million this quarter, up from CHF 578 million in fourth quarter 2003.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
At CHF 1,306 million, net income from interest margin products in fourth quarter 2004 was CHF 73 million or 6% higher than CHF 1,233 million a year earlier. The largest driver of the increase was the growth in lending to wealthy US clients through our US bank, UBS Bank USA. Our domestic Swiss mortgage business and wealth management margin lending businesses

Financial Businesses
8 February 2005

Net Interest and Trading Income

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Net interest income	3,284	2,963	3,007	11	9	12,521	12,299
Net trading income	683	666	578	3	18	4,311	3,756

Total net interest and trading income	3,967	3,629	3,585	9	11	16,832	16,055

Breakdown by business activity

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Net income from interest margin products	1,306	1,278	1,233	2	6	5,139	5,077

Equities	878	578	701	52	25	3,098	2,445
Fixed income	1,257	1,237	1,146	2	10	6,264	6,474
Foreign exchange	362	269	321	35	13	1,467	1,436
Other	49	63	86	(22)	(43)	273	326

Net income from trading activities	2,546	2,147	2,254	19	13	11,102	10,681

Net income from treasury activities	270	345	326	(22)	(17)	1,298	1,417

Other [1]	(155)	(141)	(228)	(10)	32	(707)	(1,120)

Total net interest and trading income	3,967	3,629	3,585	9	11	16,832	16,055

1 Includes external funding costs of the PaineWebber Group, Inc. acquisition.

also grew over the year. Interest margins from cash and savings accounts widened as rates rose from all-time lows. Offsets included lower income from our Swiss recovery portfolio, which dropped by CHF 2.0 billion compared to the year-earlier quarter, and falling interest revenues in Swiss franc terms from US dollar cash accounts.

Net income from trading activities was CHF 2,546 million in fourth quarter 2004, up by 13% or CHF 292 million from CHF 2,254 million a year ago. At CHF 878 million, equities trading in fourth quarter 2004 was up 25% or CHF 177 million from CHF 701 million in fourth quarter 2003. High levels of market activity after the US elections in November, along with strong merger and acquisition volumes, provided excellent trading conditions in which our proprietary trading strategies performed well. Equity finance revenues increased strongly, reflecting the successful integration of ABN Amro’s prime brokerage business. Fixed income trading revenues, at CHF 1,257 million in fourth quarter 2004, were up 10% from CHF 1,146 million a year ago. The increase was driven by improved results in our principal finance and fixed income businesses. Central bank rates action stimulated volatility and market activity during the quarter, generating good trading opportunities. We recorded an unrealized loss of CHF 52 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against a mark-to-market loss of CHF 105 million a year earlier. Foreign exchange trading revenues increased by 13% to CHF 362 million in fourth quarter 2004 from CHF 321 million in the same quarter a year ago, reflecting a strong performance in our derivative trading business due to higher market volatility and activity.

At CHF 270 million, net income from treasury activities in fourth quarter 2004 was CHF 56 million or 17% lower than CHF 326 million a year earlier. The drop was mainly due to a timing effect due to cash flow hedge ineffectiveness related to derivatives hedging interest rate risk (for more details please refer to page 12 of our second quarter 2004 report). This was accentuated by a drop in returns from invested equity as we continued to repurchase shares, which more than offset the positive impact on our revenues from the diversification of our equity into currencies other than the Swiss franc.
Other net trading and interest income was negative CHF 155 million in fourth quarter 2004 compared to negative CHF 228 million a year earlier. The improvement was due to lower goodwill funding costs, as well as declining funding costs for our private equity portfolio.

In fourth quarter 2004, net fee and commission income was CHF 5,037 million, up 5% from CHF 4,820 million a year earlier. The increase was driven by a strong contribution from recurring asset-based fees, rising corporate finance fees and higher net brokerage fees. This was partially offset by lower underwriting fees in comparison to a terrific quarter a year ago. These fees stood at CHF 649 million, down 16% from CHF 771 million a year earlier. Both equity and fixed income underwriting fees decreased. Fixed income underwriting was CHF 271 million, down 9% from CHF 297 million a year ago, and equity underwriting fell 20% to CHF 378 million. At CHF 410 million, corporate finance fees in fourth quarter 2004 rose 34% from CHF 306 million recorded a year earlier, as the market saw a burst of merger and acquisition activity. Net brokerage fees increased by 2% to CHF 1,116 million in fourth quarter 2004 from CHF 1,092 million in the same quarter a year earlier, driven by higher institutional and private client activity levels reflecting strongly rising equity markets at the end of the year. At CHF 1,158 million, investment fund fees in fourth quarter 2004 were up 10% from CHF 1,051 million in the same quarter a year earlier and now stand at a record level. Portfolio and other management fees increased by 15% to CHF 1,172 million in fourth quarter 2004 from CHF 1,021 million a year earlier. The increase is again the result of rising invested asset levels driven by market valuations and strong net new money inflows.

Other income dropped by 80% to CHF 35 million in fourth quarter 2004 from CHF 179 million in the same period a year ago. The drop was driven by significantly lower gains from private equity investments (down CHF 194 million) and a valuation adjustment to our real estate portfolio.

Operating expenses

We continue to tightly manage our cost base with a clear focus on improving the efficiency of our businesses. Total operating expenses increased by 4% to CHF 6,575 million in fourth quarter 2004 from CHF 6,303 million a year earlier.
Personnel expenses increased by CHF 290 million or 7% to CHF 4,328 million from CHF 4,038 million in the same period a year ago. The rise was driven by higher performance-related compensation, mainly at the Investment Bank, which increased in line with improving results. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Salary expenses reflected a 2% increase in headcount over the year. For 2004, approximately 49% of personnel expenses took the form of bonus or variable compensation, up from 44% last year. Average variable compensation per head in 2004 was 17% higher than in 2003.
At CHF 1,709 million in fourth quarter 2004, general and administrative expenses increased CHF 42 million from CHF 1,667 million in the same period a year ago. Small increases were seen across several expense categories. The biggest increases were in variable costs supporting business growth, for example, administration, IT and telecommunication expenses. Professional fees also increased due to higher legal and project costs.
Depreciation was CHF 328 million in fourth quarter 2004, down 12% from CHF 373 million in fourth quarter 2003, reflecting falling IT-related charges as well as lower writedowns of equipment at the Investment Bank.
At CHF 210 million, amortization of goodwill and other intangible assets was down 7% from CHF 225 million a year earlier, reflecting the weakening of the US dollar against the Swiss franc.

Tax

In fourth quarter 2004, we incurred a tax expense of CHF 535 million, reflecting an effective tax rate of 20.6% for the quarter and

Headcount Financial Businesses

	Quarter ended			% change from
Full-time equivalents	31.12.04	30.9.04	31.12.03	30.9.04	31.12.03

Switzerland	25,990	26,262	26,662	(1)	(3)
Rest of Europe/Africa/Middle East	10,764	10,524	9,906	2	9
Americas	26,232	25,838	25,511	2	3
Asia Pacific	4,438	4,270	3,850	4	15

Total	67,424	66,894	65,929	1	2

Financial Businesses
8 February 2005

19.9% for full-year 2004, compared to last year’s full-year rate of 17.9% (before significant financial events). The 2003 tax rate was positively influenced by a favorable regional profit mix. The higher rate for 2004 has been driven by an increase in profitability in higher tax jurisdictions, mainly in the US. We believe that a similar underlying tax rate is a reasonable indicator for 2005.

Headcount

Headcount in our financial businesses was 67,424 on 31 December 2004, up 530 from 66,894 on 30 September 2004. In the Wealth Management business (up 255), we integrated Sauerborn Trust in Germany and continue to hire employees, particularly in Asia. Headcount at the Investment Bank rose 306 as we integrated the Charles Schwab capital markets business. Wealth Management USA increased headcount by 178 as it added financial advisors. We saw a drop of 251 in the Business Banking Switzerland unit, reflecting further investments in technology and automation.

Fair value disclosure of options

The fair value of options granted in 2004 was CHF 508 million (pre-tax: CHF 543 million) compared to CHF 439 million (pre-tax: CHF 576 million) in the same period a year ago. The after-tax increase was driven by a higher UBS share price, a lower pro-forma tax benefit, and adjusted assumptions for the valuation of options. In fact, significantly fewer option grants were made in 2004 (down nearly 40% from 2003), in line with our strategy of granting options more selectively.

While most stock options are granted in the first half of the year, the pre-tax increase of CHF 16 million in fourth quarter 2004 reflects addi-

Allowances and provisions for credit risk

CHF million	Wealth Management
As at	31.12.04		30.9.04

Due from banks	300		256
Loans	43,271		43,992

Total lending portfolio, gross	43,571		44,248

Allowances for credit losses	(28)	[3]	(16)
Total lending portfolio, net	43,543		44,232

Impaired lending portfolio, gross	10		11
Estimated liquidation proceeds of collateral for impaired loans	(2)		(2)

Impaired lending portfolio, net of collateral	8		9

Allocated allowances for impaired lending portfolio	7		8
Other allowances and provisions	21	[3]	8

Total allowances and provisions for credit losses	28		16

of which allowances and provisions for country risk	15		8

Non-performing loans	4		5

Allowances for non-performing loans	4		5

Ratios
Allowances and provisions as a % of lending portfolio, gross	0.1		0.0

Impaired as a % of lending portfolio, gross	0.0		0.0

Allocated allowances as a % of impaired lending portfolio, gross	70.0		72.7

Allocated allowances as a % of impaired lending portfolio, net of collateral	87.5		88.9

Non-performing loans as a % of lending portfolio, gross	0.0		0.0

Allocated allowances as a % of non-performing loans, gross	100.0		100.0

1 Includes Global Asset Management, Private Banks & GAM and Corporate Center.   2 Excludes CHF 764 million and CHF 658 million from Industrial Holdings for the quarter ended 31 December 2004 and 30 September 2004 respectively.   3 Includes collective loan loss provisions of CHF 6 million (Wealth Management) and CHF 40 million (Business Banking Switzerland). In prior period, collective loan loss provision of CHF 46 million was allocated to Business Banking Switzerland only.

tional grants made primarily under the Equity Plus program, an employee participation program under which voluntary investments in UBS shares are matched with option awards.
Our option valuation model will change for 2005 due to work we are undertaking in connection with the implementation of the new IFRS 2 standard. For further details, please refer to page 7.

Credit risk

UBS realized a net recovery of CHF 128 million in fourth quarter 2004, following net recoveries of CHF 14 million in third quarter 2004 and net credit loss expense of CHF 46 million in fourth quarter 2003. For full-year 2004, our net recoveries were CHF 276 million. This compares favorably to the credit loss expense of CHF 72 million a year earlier. Both the Wealth Management &

Business Banking and Investment Bank Business Groups contributed to the improvement.
Wealth Management & Business Banking reported a net recovery of CHF 15 million in fourth quarter 2004, compared to net recoveries of CHF 39 million in third quarter 2004 and net credit loss expense of CHF 100 million in fourth quarter 2003, which was negatively impacted by the sudden default of Erb Group, a privately held Swiss conglomerate. For full-year 2004, it recorded a net recovery of CHF 91 million, compared to credit loss expense of CHF 67 million in 2003. In 2004, it experienced few new impairments despite relatively high corporate and private bankruptcy rates in the Swiss market.
The Investment Bank realized a net recovery of CHF 128 million in fourth quarter 2004, well above the third quarter 2004 and fourth quarter 2003 net recoveries of CHF 17 million and CHF 54 million respectively. This favorable fourth quarter result was helped by a significant release

Business Banking					Wealth Management
Switzerland			Investment Bank		USA		Others[1]		UBS
31.12.04		30.9.04	31.12.04	30.9.04	31.12.04	30.9.04	31.12.04	30.9.04	31.12.04		30.9.04

3,052		3,020	26,559	29,693	1,532	1,561	3,313	3,511	34,756	[2]	38,041	[2]
134,095		136,685	42,094	41,295	13,120	13,722	2,182	2,347	234,762		238,041

137,147		139,705	68,653	70,988	14,652	15,283	5,495	5,858	269,518	[2]	276,082	[2]

(2,135)	[3]	(2,331)	(388)	(507)	(18)	(20)	(62)	(46)	(2,631)		(2,920)
135,012		137,374	68,265	70,481	14,634	15,263	5,433	5,812	266,887	[2]	273,162	[2]

4,171		4,660	557	610	18	20	105	89	4,861		5,390
(1,678)		(1,875)	(33)	(37)	0	0	(45)	0	(1,758)		(1,914)

2,493		2,785	524	573	18	20	60	89	3,103		3,476

2,038		2,277	380	497	18	20	62	46	2,505		2,848
279	[3]	261	78	116	0	1	0	0	378		386

2,317		2,538	458	613	18	21	62	46	2,883		3,234

119		122	49	81	0	0	0	0	183		211

3,161		3,520	408	444	18	20	105	89	3,696		4,078

1,883		2,067	297	377	18	20	62	46	2,264		2,515

1.7		1.8	0.7	0.9	0.1	0.1	1.1	0.8	1.1		1.2

3.0		3.3	0.8	0.9	0.1	0.1	1.9	1.5	1.8		2.0

48.9		48.9	68.2	81.5	100.0	100.0	59.0	51.7	51.5		52.8

81.7		81.8	72.5	86.7	100.0	100.0	103.3	51.7	80.7		81.9

2.3		2.5	0.6	0.6	0.1	0.1	1.9	1.5	1.4		1.5

59.6		58.7	72.8	84.9	100.0	100.0	59.0	51.7	61.3		61.7

Financial Businesses
8 February 2005

Credit loss (expense) /recovery

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Wealth Management & Business Banking	15	39	(100)	(62)		91	(67)
Wealth Management	(1)	1	(1)		0	(1)	4
Business Banking Switzerland	16	38	(99)	(58)		92	(71)
Investment Bank	128	17	54	653	137	240	(4)
Wealth Management USA	1	0	0			3	(3)
Corporate Center	(16)	(42)	0	62		(58)	2

UBS	128	14	(46)	814		276	(72)

of a previously established provision relating to an international borrower which has experienced a successful turnaround.
For full-year 2004, the Investment Bank realized net recoveries of CHF 240 million, compared to net credit loss expense of CHF 4 million in 2003.
UBS’s gross loan portfolio decreased to CHF 270 billion on 31 December 2004 from CHF 276 billion on 30 September 2004. About half of this decrease resulted from reduced short-term inter-bank exposure held by the Investment Bank. The loan exposure of Business Banking Switzerland declined by CHF 2.6 billion, reflecting repayments of short-term corporate loans, seasonally lower demand and the continued reduction of our impaired loan portfolio. In fourth quarter, however, our mortgage loan portfolio experienced further growth.
Our impaired loans portfolio declined to CHF 4,861 million, down 10% from CHF 5,390 million in the previous quarter as very few new impaired positions were recorded in the period, leading to a further improvement in the impaired loans to total loans ratio, which fell to 1.8% from 2.0%.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Investment Bank Business Group. As mentioned in our second quarter 2004 report and implemented in third quarter 2004, the Value at Risk (VaR) model has been modified to more accurately represent the risk of highly rated securitized assets, resulting in a significant reduction in reported VaR. All numbers in this report are based on the new model.

During fourth quarter, the US dollar continued to fall against major currencies, driven by concerns regarding the US current account deficit and oil prices. Towards the end of the quarter, energy prices, in particular oil, started to decline as a result of reduced demand for heating oil. Following the results of the US elec-

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 31.12.04						Quarter ended 30.9.04
CHF million	Limits	Min.		Max.		Average	31.12.04	Min.		Max.		Average	30.9.04

Business Groups
Investment Bank	600	273.5		431.0		358.1	332.1	328.0		415.7		376.0	373.6
Wealth Management USA	50	12.3		23.0		16.6	15.9	13.2		21.8		17.5	18.1
Global Asset Management [1]	30	6.9		12.5		10.0	7.2	10.7		14.2		12.2	12.6
Wealth Management & Business Banking	5	0.5		1.0		0.8	0.7	0.6		1.1		0.9	1.0
Corporate Center [2]	150	35.1		56.4		42.0	38.0	36.7		56.4		44.6	37.3
Reserve	170
Diversification effect			[3]		[3]	(62.7)	(61.7)		[3]		[3]	(66.6)	(63.9)

Total	750	275.2		437.9		364.8	332.2	346.9		426.3		384.6	378.7

1 Only comprises UBS’s interest in UBS O’Connor funds.   2 VaR for Corporate Center includes interest rate exposures in the banking books of Group Treasury and of the Private Banks.   3 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 31.12.04						Quarter ended 30.9.04
CHF million	Min.		Max.		Average	31.12.04	Min.		Max.		Average	30.9.04

Risk type
Equities	121.0		165.6		137.7	126.3	143.3		188.0		157.0	151.9
Interest rates	312.3		441.1		374.7	360.6	317.2		398.7		356.8	369.7
Foreign exchange	12.9		54.4		32.8	28.7	21.3		50.1		35.1	36.9
Other [1]	17.0		59.6		36.9	31.5	20.3		75.2		42.7	36.5
Diversification effect		[2]		[2]	(224.0)	(215.0)		[2]		[2]	(215.6)	(221.4)

Total	273.5		431.0		358.1	332.1	328.0		415.7		376.0	373.6

1 Includes energy and precious metals risk.   2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

tion and as a consequence of better-than-expected corporate earnings reports, equity markets performed strongly. In fixed income markets, the major yield curves continued to flatten out over the quarter and credit spreads tightened towards the end of the year.
Market risk for the Investment Bank, as measured by the average 10-day 99% VaR, was CHF 358 million in fourth quarter 2004, down from an average of CHF 376 million in the previous quarter. The VaR range was greater than in previous quarters, reflecting our decisions to both reduce risk during periods of uncertainty, such as the run up to the US elections in November, and increase risk when good trading opportunities arose. Interest rate risk, particularly related to credit spreads, continued to be the main contrib-

utor to VaR, while equities VaR fell at the end of the quarter as a result of the satisfactory conclusion of a number of arbitrage strategies.
Backtesting compares actual revenues arising from closing positions (i. e. excluding intra-day revenues, fees and commissions) with the 1-day VaR calculated on these positions, and is used to monitor the quality of the VaR model. The graph below left shows these daily backtesting revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the table above, is also shown in this graph for information. Revenue volatility over the period was within the range predicted by the VaR model.
We also routinely assess and actively manage/ control tail risks against a standard set of forward-looking scenarios supplemented by specific scenarios targeting individual sectors or reflecting current concerns, such as widening credit spreads or increased energy market volatility. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and fine-tuned as necessary. Both average and quarter-end stress loss exposures were slightly lower than in the previous quarter and exposures remained within the approved limits.
VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, currency, interest and foreign exchange rates, and single name issuers. The avoidance of undue risk concentrations remains a key pillar of our risk control process.

Financial Businesses
8 February 2005

UBS: Value at Risk (1-day 99% confidence)

	Quarter ended 31.12.04				Quarter ended 30.9.04
CHF million	Min.	Max.	Average	31.12.04	Min.	Max.	Average	30.9.04

Investment Bank	106.3	153.1	126.6	113.9	131.9	168.2	144.9	142.6

UBS	107.2	156.9	130.5	118.2	136.7	173.2	148.6	144.2

Operational risk

Operational risks can be caused by external factors, deliberate, accidental and natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and high propensity for litigation, we can expect operational risk to run alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensure we have sufficient information to make informed decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential loss situations are identified before there is certainty as to the prob-
ability, timing or amount of future expenditure – an uncertainty that requires the exercise of judgement. It is best practice to make a provision of the best estimate of a liability when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. In second quarter 2004, we made, for example, a provision covering an estimate for additional US withholding tax costs relating to gaps in our systems and processes which led to incomplete client tax documentation in some of our US operations. We continue to cooperate with the Internal Revenue Service (IRS) in order to arrive at a solution in this matter.
All provisions for operational risk established at UBS are based on management’s best estimates and follow this practice. When any potential operational risk is able to be quantified more accurately, the corresponding provision is revised up or down.

Wealth Management & Business Banking

Marcel Rohner
 Chairman and CEO,
 Wealth Management &
 Business Banking

In fourth quarter 2004, Wealth Management’s pre-tax profit was CHF 831 million, a 3% decline from third quarter 2004. Net new money, at CHF 6.5 billion, benefited from continued strong inflows from European and Asian clients. Business Banking Switzerland’s pre-tax profit was CHF 510 million in fourth quarter, down 1% from third quarter 2004.

Business Group reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Income	3,158	3,195	3,028	(1)	4	12,764	12,044
Adjusted expected credit loss [1]	4	(12)	(5)			(33)	(131)

Total operating income	3,162	3,183	3,023	(1)	5	12,731	11,913

Personnel expenses	1,099	1,130	1,061	(3)	4	4,473	4,350
General and administrative expenses	460	436	438	6	5	1,706	1,694
Services to/from other business units	204	191	215	7	(5)	862	870
Depreciation	40	34	48	18	(17)	135	170
Amortization of goodwill and other intangible assets	18	20	17	(10)	6	75	75

Total operating expenses	1,821	1,811	1,779	1	2	7,251	7,159

Business Group performance before tax	1,341	1,372	1,244	(2)	8	5,480	4,754

Business Group performance before tax and amortization of goodwill and other intangible assets	1,359	1,392	1,261	(2)	8	5,555	4,829
Additional information
Regulatory equity allocated (average)	9,350	9,600	8,850	(3)	6
Cost/income ratio (%) [2]	57.7	56.7	58.8			56.8	59.4
Cost / income ratio before goodwill (%) [3]	57.1	56.1	58.2			56.2	58.8

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).   2 Operating expenses/income.   3 Operating expenses less the amortization of goodwill and other intangible assets/income.

Financial Businesses
8 February 2005

Wealth Management

[1]	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).

[2]	Excludes interest and dividend income.

[3]	Income (annualized as applicable)/average invested assets.

[4]	Operating expenses/income.

[5]	Operating expenses less the amortization of goodwill and other intangible assets/income.

[6]	Operating expenses less the amortization of goodwill and other intangible assets and expenses for the European wealth management business/income less income from the European wealth management business.

Business Unit reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Income	1,919	1,920	1,739	0	10	7,701	6,797
Adjusted expected credit loss [1]	(2)	(2)	1	0		(8)	(4)

Total operating income	1,917	1,918	1,740	0	10	7,693	6,793

Personnel expenses	505	532	479	(5)	5	2,080	1,944
General and administrative expenses	191	159	171	20	12	642	604
Services to/from other business units	352	335	347	5	1	1,395	1,479
Depreciation	20	17	21	18	(5)	66	82
Amortization of goodwill and other intangible assets	18	20	17	(10)	6	75	75

Total operating expenses	1,086	1,063	1,035	2	5	4,258	4,184

Business unit performance before tax	831	855	705	(3)	18	3,435	2,609

Business unit performance before tax and amortization of goodwill and other intangible assets	849	875	722	(3)	18	3,510	2,684
KPIs
Invested assets (CHF billion)	778	772	701	1	11
Net new money (CHF billion) [2]	6.5	11.4	6.4			42.3	29.7

Gross margin on invested assets (bps) [3]	99	101	100	(2)	(1)	103	101

Cost/income ratio (%) [4]	56.6	55.4	59.5			55.3	61.6
Cost/income ratio before goodwill (%) [5]	55.7	54.3	58.5			54.3	60.5
Cost/income ratio before goodwill and excluding the European wealth management business (%) [6]	47.8	47.4	49.2			46.6	52.1

Client advisors (full-time equivalents)	3,744	3,618	3,300	3	13

International Clients
Income	1,358	1,369	1,205	(1)	13	5,429	4,734

Invested assets (CHF billion)	562	556	491	1	14
Net new money (CHF billion) [2]	7.2	11.0	7.1			40.4	29.7

Gross margin on invested assets (bps) [3]	97	100	99	(3)	(2)	102	101

European wealth management (part of International Clients)
Income	123	123	80	0	54	437	267

Invested assets (CHF billion)	82	69	46	19	78
Net new money (CHF billion) [2]	3.6	3.2	1.7			13.7	10.8

Client advisors (full-time equivalents)	838	786	672	7	25

Swiss Clients
Income	561	551	534	2	5	2,272	2,063

Invested assets (CHF billion)	216	216	210	0	3
Net new money (CHF billion) [2]	(0.7)	0.4	(0.7)			1.9	0.0

Gross margin on invested assets (bps) [3]	104	102	102	2	2	106	102

Additional information				% change from

As at	31.12.04	30.9.04	31.12.03	3Q04	4Q03

Client assets (CHF billion)	972	964	884	1	10
Regulatory equity allocated (average)	3,300	3,350	2,700	(1)	22
Headcount (full-time equivalents)	10,093	9,838	9,176	3	10

Key performance indicators

Net new money in fourth quarter 2004 was CHF 6.5 billion, down from CHF 11.4 billion in third quarter. It was a record fourth quarter, but some-what below our average run rate as the Swiss Clients Area saw seasonal withdrawals. The International Clients Area, posting another strong result, recorded CHF 7.2 billion in net new money, with performance driven by the second highest inflow ever into our domestic European business and a further strong inflow from Asian clients. The Swiss Clients Area showed a small outflow of CHF 0.7 billion, down from the inflow of CHF 0.4 billion in third quarter 2004.

In full-year 2004, net new money inflows totaled CHF 42.3 billion, up 42% from CHF 29.7 billion in 2003, representing an annual growth rate of 6% of the underlying invested asset base at end-2003. This excellent performance saw gains in all geographical areas, especially from Asian clients, and a particularly strong CHF 13.7 billion inflow into our European wealth management business.

Invested assets on 31 December 2004 were CHF 778 billion, up by CHF 6 billion from 30 September 2004. The increase was driven by the inclusion of CHF 9 billion in assets acquired with Sauerborn Trust at the end of the fourth quarter, the strong inflow of net new money and positive market performance. These positive effects were nearly offset by the weakening of the US dollar against the Swiss franc. 35% of invested assets are denominated in US dollars.
In fourth quarter 2004, the gross margin on invested assets was 99 basis points, down 2 basis points from third quarter 2004. This was partially due to the first-time booking of invested assets acquired with Sauerborn Trust at the end of the fourth quarter without the corresponding revenues. Excluding these assets, our margin declined by 1 basis point. Overall, recurring fees made up 73 basis points of the margin in fourth quarter, down from 76 basis points in third quarter. Non-recurring income comprised 26 basis points of the margin in fourth quarter, against 25 basis points a quarter earlier. The 3 basis points drop in the recurring component reflects the abovementioned inclusion of Sauerborn’s assets, lag effects in booking certain offsets to revenue, and an impact from the timing of the fall in the US dollar. The non-recurring component of the margin profited from higher brokerage fees.

The pre-goodwill cost/income ratio, at 55.7% in fourth quarter 2004, increased by 1.4 percentage points from third quarter 2004, mainly reflecting the further expansion of our European wealth management business. Excluding the European wealth management business, our cost/income ratio increased a modest 0.4 percentage points to 47.8%.

Financial Businesses
8 February 2005

European wealth management

The fourth quarter 2004 net new money inflow of CHF 3.6 billion was our second-best ever. It was CHF 0.4 billion higher than the inflow in third quarter 2004, reflecting a particularly good performance in the UK. In full-year 2004, net new money inflows into our domestic European network totaled CHF 13.7 billion, up 27% from the 2003 intake of CHF 10.8 billion. We recorded strong inflows in all our five target countries, with the highest contributions from the UK and Germany. The inflow reflects an annual net new money growth rate of 30% of the underlying asset base at year-end 2003.

The level of invested assets reached a record CHF 82 billion on 31 December 2004, up from CHF 69 billion on 30 September 2004. The gain was a result of the integration of Sauerborn Trust at the end of the quarter as well as healthy inflows of net new money. The invested asset base at the end of 2004 was CHF 36 billion or 78% higher than at the beginning of the year, driven by the strong full-year net new money inflow and CHF 22.6 billion in new assets gained from acquisitions integrated in 2004. Since we started the business at the end of first quarter 2001, the invested asset base has risen by CHF 70 billion, an annualized compound growth rate of 67%.

Income in fourth quarter 2004 was CHF 123 million, unchanged from the previous quarter. The acquisition of Sauerborn Trust did not have a revenue impact in fourth quarter. Full-year 2004 income, at CHF 437 million, rose 64% from 2003.
The number of client advisors rose by 52 in fourth quarter, bringing the total on 31 December 2004 to 838. The total includes 41 client advisors who joined us from Sauerborn Trust. In all, the number of client advisors has increased by 633 since we launched the business at the end of first quarter 2001.

Initiatives and achievements

Acquisitions in fourth quarter
We announced several small wealth management acquisitions in fourth quarter. As with our previous bolt-on purchases, the new businesses give us significantly more scale in certain key areas.

In Germany, UBS and Sauerborn Trust AG agreed in late November to merge their advisory activities for ultra-high net worth individuals. Sauerborn, employing around 90 staff and managing over EUR 6 billion in invested assets, is Germany’s largest provider of integrated advisory services for ultra-high net worth individuals and family-owned companies. This transaction closed in the quarter.
Around the same time, we acquired American Express Bank’s private banking activities in Luxembourg, which managed invested assets of around USD 385 million.

In early December, we agreed to buy Julius Baer’s North American wealth management operations. The business is based in New York, with offices in Los Angeles, Palm Beach and Montreal. It employs 55 staff and manages more than USD 4 billion in invested assets.
Just before the end of 2004, we signed an agreement to purchase wealth management operations from Dresdner Bank Lateinamerika. The business has 137 employees managing EUR 5 billion.
At the beginning of 2005, we announced an agreement to acquire the Italian financial intermediary firm Etra SIM S.p.A. The firm has 25 staff working in Milan and manages invested assets of approximately EUR 500 million.

Euromoney again names UBS best global private bank

In Euromoney’s second annual survey of the global private banking industry, UBS won a number of honors. It was designated best global private bank, the best private bank in Western Europe and Asia, as well as the best provider of offshore services to the Middle East, Eastern Europe, and Africa. UBS also placed top for the local markets of Australia, Austria, Brazil, Jersey, Luxembourg, Monaco, Singapore, Switzerland, Taiwan and the United Kingdom.
In addition, FinanceAsia, the Hong Kong-based financial magazine, named us the “Best Private Bank in Asia” for the third consecutive year. As in previous years, we were commended for our excellent advisory capabilities and our wide range of investment options and tools.

Results

Full-year 2004 pre-tax profit, at CHF 3,435 million, was up 32% from 2003. This increase reflects the recovery in major financial markets that started in mid-2003, driving a 13% increase in revenues through higher asset-based fees. Rising interest income, a reflection of the expansion of our margin lending activities, also bolstered revenues. At the same time, our expenses, up 2% in 2004 from 2003, were kept under tight control. Personnel expenses, up 7%, rose at a slower pace than income.

In fourth quarter 2004, pre-tax profit was CHF 831 million, down from CHF 855 million in third quarter. Higher non-personnel expenses, as business growth continues, coincided with virtually flat income.

Operating income
Total operating income, at CHF 1,917 million in fourth quarter 2004, was down just CHF 1 million from third quarter. Recurring income decreased slightly on a drop in asset-based fees and falling interest income, both of which reflected the weakening of the US dollar against the Swiss franc. This was nearly offset by an increase in non-recurring revenues, which reflected client activity levels rising from the slow summer months.

Operating expenses
 In fourth quarter 2004, total operating expenses were CHF 1,086 million, up from CHF 1,063 million in third quarter. Personnel expenses fell to CHF 505 million in fourth quarter 2004 from CHF 532 million in third quarter 2004, reflecting lower performance-related compensation, as year-end bonuses were fixed. General and administrative expenses were CHF 191 million, up 20% from CHF 159 million in third quarter, due to higher professional fees, travel and entertainment expenses, and provisions for litigation and premises. The year-on-year rise in non-operating expenses is partly a reflection of our ongoing growth initiatives, and partly due to the variable cost of doing more business. Expenses for services from other business units increased by CHF 17 million to CHF 352 million in fourth quarter from CHF 335 million in the previous quarter, due to higher charges for transaction services from the Investment Bank rising in line with increasing client activity levels. Depreciation increased to CHF 20 million in fourth quarter 2004 from CHF 17 million in third quarter 2004, reflecting higher charges for IT writeoffs.

Financial Businesses
8 February 2005

Headcount

Headcount, at 10,093 on 31 December 2004, rose by 255 from 30 September 2004, reflecting the integration of Sauerborn Trust as well as the continuous hiring of client advisors for our global expansion. In comparison with year-end 2003, headcount rose by 917.

Business Banking Switzerland

Business Unit reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Interest income	845	838	866	1	(2)	3,390	3,542
Non-interest income	394	437	423	(10)	(7)	1,673	1,705

Income	1,239	1,275	1,289	(3)	(4)	5,063	5,247
Adjusted expected credit loss [1]	6	(10)	(6)			(25)	(127)

Total operating income	1,245	1,265	1,283	(2)	(3)	5,038	5,120

Personnel expenses	594	598	582	(1)	2	2,393	2,406
General and administrative expenses	269	277	267	(3)	1	1,064	1,090
Services to/from other business units	(148)	(144)	(132)	(3)	(12)	(533)	(609)
Depreciation	20	17	27	18	(26)	69	88
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	735	748	744	(2)	(1)	2,993	2,975

Business unit performance before tax	510	517	539	(1)	(5)	2,045	2,145

Business unit performance before tax and amortization of goodwill and other intangible assets	510	517	539	(1)	(5)	2,045	2,145
KPIs
Invested assets (CHF billion)	140	140	136	0	3
Net new money (CHF billion) [2]	0.2	0.4	(0.2)			2.6	2.5

Cost/income ratio (%) [3]	59.3	58.7	57.7			59.1	56.7
Cost/income ratio before goodwill (%) [4]	59.3	58.7	57.7			59.1	56.7

Non-performing loans/gross loans (%)	2.3	2.5	3.2
Impaired loans/gross loans (%)	3.0	3.3	4.6

Additional information	Quarter ended			% change from		Year ended
As at or for the period ended	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Deferral (included in adjusted expected credit loss)	106	100	114	6	(7)	411	383
Client assets (CHF billion)	655	647	622	1	5
Regulatory equity allocated (average)	6,050	6,250	6,150	(3)	(2)
Headcount (full-time equivalents)	15,508	15,759	16,181	(2)	(4)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).   2 Excludes interest and dividend income.   3 Operating expenses/income.   4 Operating expenses less the amortization of goodwill and other intangible assets/income.

Financial Businesses
8 February 2005

Key performance indicators

With existing clients continuing to add assets, net new money was CHF 0.2 billion in fourth quarter 2004, slightly under the inflow of CHF 0.4 billion in third quarter 2004. For full-year 2004, net new money was CHF 2.6 billion, slightly higher than CHF 2.5 billion in 2003.

Invested assets, at CHF 140 billion on 31 December 2004, were unchanged from their levels on 30 September as the positive impact of financial market developments was largely offset by the weakening of the US dollar against the Swiss franc in the quarter. During the course of 2004, we transferred CHF 7 billion in assets from the Business Banking Switzerland unit to the Wealth Management unit, reflecting the increasing needs of clients through their lifecycle.
In fourth quarter 2004, the cost/income ratio was 59.3%, up 0.6 percentage points from third quarter, which benefited from divestment proceeds from the sale of the Noga Hilton hotel. For full-year 2004, the cost/income ratio stood at 59.1%, 2.4 percentage points above the previ-

ous year’s ratio of 56.7%, mainly reflecting falling interest income in the low interest rate environment.

The loan portfolio, at CHF 137.1 billion on 31 December 2004, was CHF 2.6 billion below the level on 30 September 2004. An increase in private client mortgages was more than offset by lower demand from corporate clients as well as the ongoing workout of the recovery portfolio, which fell to CHF 4.4 billion on 31 December 2004 from CHF 4.8 billion on 30 September 2004 and CHF 6.4 billion on 31 December 2003. The non-performing loans ratio improved to 2.3% on 31 December 2004, down from 2.5% on 30 September 2004, while the impaired loan ratio dropped to 3.0% from 3.3% in the same period.

Initiatives and achievements

New insurance-linked pension product launched

In November, we launched UBS Fiscalife, a product that combines a private retirement plan with

Creative training

When starting their careers, very few UBS client advisors believed they might end up being televised acting on a stage set in front of a live audience.

But that is what the firm’s new training program for client advisors handling small and medium-sized corporate clients requires them to do – spend two and a half days being filmed in a studio outfitted as a typical UBS conference room talking with professional actors playing different types of clients. The program, which started at the end of 2004, will involve some 600 UBS corporate client advisors in Switzerland in a total of 37 seminars to be held by the middle of this year.

The role-play is intended to teach them how to become more creative when they deal with their clients. It should teach them how to ask different kinds of questions that help them get a real picture of factors affecting their clients’ businesses – rather than seeing companies solely as the sum of their assets and liabilities.

But the training program is not just makeup and lights. Before going onstage, advisors are faced with case studies, web-

term life insurance. Contributions to such plans, regarded as an increasingly important supplement to Swiss social security and defined benefit company pension schemes, are partially tax deductible.

UBS Fiscalife gives individuals a distinctive advantage by covering the largest risk they face –disability or illness. If the insured person dies or becomes ill and can no longer work, the initial retirement age savings target is paid out as a lump sum. Usually, in similar products, when an individual becomes seriously ill, the premium is waived for the rest of the term until maturity, with the payout only made when he or she reaches retirement age.
When taking out the policy, the client sets a savings target that defines his or her annual contribution. Part of this contribution is used as the insurance premium, and the other part as a savings component invested in securities. If the insured person reaches the statutory retirement age without becoming seriously ill, the value of the securities investments is paid out.

Results

Full-year pre-tax profit in 2004 was CHF 2,045 million, only CHF 100 million or 5% lower than the record result achieved in 2003. It was achieved despite a CHF 184 million fall in income, driven mainly by lower interest income. The result shows the continued tight management of our cost base with lower credit loss expenses reflecting the structural improvement in our loan portfolio in recent years. In 2004, personnel expenses and depreciation reached their lowest levels since the UBS-SBC merger in 1998.

In fourth quarter 2004, Business Banking Switzerland reported a pre-tax profit of CHF 510 million, down 1% from third quarter, mainly due to lower non-interest income. The third quarter benefited from the one-off gain on divestment of the Noga Hilton hotel. Falling operating expenses, which reached their lowest level ever, partially offset the impact.

Operating income

Fourth quarter 2004 operating income was CHF 1,245 million, down 2% from 1,265 million in third quarter 2004. A slight increase in net interest income, which rose to CHF 845 million in fourth quarter from CHF 838 million in third quarter, was driven by increased margins due to slightly higher interest rates. The rise in interest income was more than offset by a reduction in non-interest income, which fell to CHF 394 million from CHF 437 million a quarter earlier, when the result benefited from the Noga Hilton sale. This was partially offset by higher broker-

based training modules, tests and assessments of their skills. When they do go live, internal evaluators analyze the discussions, with advisors having to complete evaluations of their own performance after each session. After the recordings are finished, advisors get a list of action points as well as a checklist that they have to implement in the real world – accompanied with regular-

ly scheduled discussions back at work with the head of their team.

With eight of the sessions having taken place, feedback from many advisors indicates it has a positive impact on their client relationships. There are plans to expand the program to include the private client advisors in the Swiss retail business as well. In a market environment that demands a more proactive approach by client advisors, the course should help UBS deliver more tailor-made and imaginative solutions to its client base throughout the country.

Financial Businesses
8 February 2005

age fees reflecting higher client activity levels. Adjusted expected credit loss was a positive CHF 6 million in fourth quarter against a negative CHF 10 million last quarter, reflecting the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses decreased to a record low of CHF 735 million in fourth quarter 2004, down 2% from CHF 748 million a quarter earlier. Personnel expenses dropped 1% to CHF 594 million in fourth quarter 2004 from CHF 598 million in third quarter because of lower performance-related costs as year-end bonuses were fixed. General and administrative expenses decreased to CHF 269 million in fourth quarter 2004, down by 8 million from CHF 277 million in third quarter 2004 due to lower provisions for operational risks. Net charges to other business units increased to CHF 148 million in fourth quarter 2004 from CHF 144 million in third quarter 2004 because of higher IT project charges to other business units. Depreciation increased in fourth quarter 2004 to CHF 20 million from CHF 17 million a quarter earlier, reflecting higher expenses for IT writeoffs.

Headcount

Business Banking Switzerland’s headcount was 15,508 on 31 December 2004, a decline of 251 from 30 September 2004. Compared to the 16,181 employees on our payroll on 31 December 2003, this represents a decline of 673 or 4%, reflecting our continued investment in technology and automation, as well as the ongoing streamlining of processes and structures.

Global Asset Management

John A.Fraser
Chairman and CEO,
Global Asset Management

1	Operating expenses/operating income.

2	Operating expenses less the amortization of goodwill and other intangible assets/operating income.

3	Excludes interest and dividend income.

4	Operating income (annualized as applicable)/average invested assets.

Global Asset Management’s pre-tax profit was CHF 164 million in fourth quarter 2004 – our best quarterly result since 2000. Higher market valuations, coupled with strong net new money inflows and increased performance-related fees, resulted in rising revenues across all our businesses. Operating expenses decreased in the quarter, largely reflecting a fall in restructuring provisions.

Business Group reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Institutional fees	287	254	228	13	26	1,085	922
Wholesale Intermediary fees	239	237	223	1	7	937	815

Total operating income	526	491	451	7	17	2,022	1,737

Personnel expenses	204	229	198	(11)	3	901	806
General and administrative expenses	91	90	62	1	47	299	265
Services to/from other business units	30	30	37	0	(19)	126	156
Depreciation	6	5	9	20	(33)	23	25
Amortization of goodwill and other intangible assets	31	32	33	(3)	(6)	129	153

Total operating expenses	362	386	339	(6)	7	1,478	1,405

Business Group performance before tax	164	105	112	56	46	544	332

Business Group performance before tax and amortization of goodwill and other intangible assets	195	137	145	42	34	673	485
KPIs
Cost/income ratio (%) [1]	68.8	78.6	75.2			73.1	80.9
Cost/income ratio before goodwill (%) [2]	62.9	72.1	67.8			66.7	72.1

Institutional
Invested assets (CHF billion)	344	342	313	1	10
of which: money market funds	17	19	14	(11)	21
Net new money (CHF billion) [3]	3.0	3.0	1.4			23.7	12.7
of which: money market funds	(0.5)	(0.2)	(1.6)			(1.2)	(5.0)
Gross margin on invested assets (bps) [4]	33	30	30	10	10	32	32

Wholesale Intermediary
Invested assets (CHF billion)	257	259	261	(1)	(2)
of which: money market funds	64	71	87	(10)	(26)
Net new money (CHF billion) [3]	0.5	1.0	(8.3)			(4.5)	(5.0)
of which: money market funds	(3.3)	(2.6)	(12.5)			(20.6)	(23.0)
Gross margin on invested assets (bps) [4]	37	37	34	0	9	36	31

Additional information				% change from
As at	31.12.04	30.9.04	31.12.03	3Q04	4Q03

Client assets (CHF billion)	601	601	574	0	5
Regulatory equity allocated (average)	900	950	1,000	(5)	(10)
Headcount (full-time equivalents)	2,665	2,639	2,627	1	1

Financial Businesses
8 February 2005

Key performance indicators

The pre-goodwill cost/income ratio, at its lowest level since 2000, was 62.9% in fourth quarter 2004, down from 72.1% in third quarter, which was burdened by restructuring costs. The ratio also benefited from higher operating income in all our businesses.

Institutional

Institutional invested assets, at their highest level since 2000, were CHF 344 billion on 31 December 2004, up by CHF 2 billion from 30 September 2004. The positive impacts of net new money and strong financial market valuations were partly offset by the decline in the US dollar rate against the Swiss franc.

Net new money in fourth quarter was CHF 3.0 billion, the same as the previous quarter’s inflow. Strong inflows were reported in fixed income mandates in the UK and the Americas as well as in alternative and quantitative investments, partly offset by equity mandate outflows in Asia Pacific and Europe.

Full-year 2004 net new money inflows were CHF 23.7 billion, up significantly from CHF 12.7 billion a year earlier. Strong inflows were recorded into alternative and quantitative investments, equity and fixed income mandates. Asset allocation and money market mandates experienced slight outflows. Money market outflows totaled CHF 1.2 billion, down from CHF 5.0 billion in 2003.

The gross margin was 33 basis points in fourth quarter, an increase of 3 basis points compared to third quarter, reflecting higher performance fees in both alternative and quantitative investments, and traditional investments.

Wholesale intermediary

Invested assets were CHF 257 billion on 31 December 2004, down by CHF 2 billion from 30 September 2004. Positive market performance and net new money inflows, mainly into asset allocation and equity funds, were more than offset by the weakening of the US dollar against the Swiss franc and outflows from money market funds.

In fourth quarter 2004, net new money was CHF 0.5 billion, down from CHF 1.0 billion in third quarter. Strong inflows were reported into asset allocation, equity and fixed income funds although outflows were seen from money market funds.

In full-year 2004, the net new money outflow was CHF 4.5 billion compared to an outflow of CHF 5.0 billion in 2003. Inflows of CHF 16.1 billion into fixed income, asset allocation and equity funds in 2004 were more than offset by money market outflows of CHF 20.6 billion.

The gross margin was 37 basis points in fourth quarter 2004, unchanged from third quarter 2004.

Money market sweep accounts

Some of the money market fund assets managed by our US wholesale intermediary business represents the cash portion of private client accounts. Money market outflows from these accounts into UBS Bank USA were approximately CHF 1.2 bil-

lion in fourth quarter 2004. Before the bank’s launch, cash balances of private clients in the US were swept into our money market funds. Now, those cash proceeds are redirected automatically into FDIC-insured deposit accounts at UBS Bank USA. Although there was no one-time bulk transfer of client money market assets to the bank, the funds invested in our sweep accounts are being used to complete client transactions and will therefore gradually deplete over time. Such funds are a low-fee component of Global Asset Management’s invested assets. Full-year money market outflows in our US wholesale intermediary business were CHF 13.6 billion, of which approximately CHF 11 billion related to UBS Bank USA. We do not expect further major outflows from our money market funds into UBS Bank USA in 2005.

Investment capabilities and performance

Financial markets experienced greater volatility in 2004 than in 2003 largely because of the rise in oil prices and continued geopolitical instability. Still, most equity markets made progress with strong gains seen in fourth quarter as falling oil prices and a clear-cut US election result increased investor confidence. Most actively managed global and regional equity portfolios outperformed for the quarter and for the full-year 2004. The Global Equity composite outperformed its benchmark over the quarter due to strong stock selection, particularly in the US markets, but performed marginally below benchmark (after fees) for the year.

Most global bond markets recorded total returns for 2004 well in excess of cash returns. In fourth quarter, European markets outperformed US Treasuries as yield movements reflected divergent prospects for growth and the relative weak-

Financial Businesses
8 February 2005

Annualized
Composite	1 Year	3 Years	5 Years	10 Years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	+	+
Global Bond Composite vs. Citigroup World Government Bond Index	–	+	+	+
Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (–) under benchmark. All after fees.

ness of the US dollar. Non-government bonds continued to prosper in every major market as they were supported by a stable economic outlook and demand for higher yielding securities. Our Global Bond composite performed just below its benchmark in 2004.

Asset allocation mandates benefited from strong returns across equities worldwide, especially in emerging markets. Stock selection contributed positively in US and emerging equities and US bonds. Currency strategy had a neutral effect on performance, as positive results from an underweight of US dollars in favor of Asian currencies were offset by an underweight in the appreciating UK sterling. Longer-term returns against benchmark remain positive.
In alternative and quantitative investments, performance was generally positive in 2004. All key equity-oriented strategies recorded positive returns, while a difficult macroeconomic environment contributed to slightly negative returns for our “macro” trading strategy. The fourth quarter saw continued mixed trading conditions for hedge funds, with returns mainly positive. Merger arbitrage strategies reported strong performance during the quarter, while strategies based on quantitative models generally finished flat. Performance for other equity and arbitrage strategies was positive. A difficult macroeconomic environment contributed to negative returns for our “macro” trading strategy for the quarter. The multi-manager teams were able to generate profits from most strategies, with strong funds of hedge fund performance during the quarter.

Real estate investments performed well during 2004.

Initiatives and achievements

Responding to changing client needs

Investors’ needs are changing. Investment strategies based on measuring risk and return in relation to the market benchmark are being replaced by a move toward absolute returns, which seek to provide consistent performance irrespective of market conditions.
Global Asset Management has responded by developing innovative new products to meet this need. The Dynamic Alpha Strategy (DAS) aims for a specific level of long-term return and preservation of capital through active investment in global markets and the use of derivatives to mitigate risk. Based on this strategy, in October 2004 we launched a UK Targeted Return pooled fund aimed at institutional investors. Since launch, the fund has generated substantial inter-

Fund Services: success through innovation

Administration and operations are an essential part of the investment management business. However, providing these services in-house can present a major challenge. Regulatory change, risk considerations and the constant need to update and develop complex IT systems mean that many asset managers, banks, insurance companies and pension funds prefer to outsource their fund administration to specialists.

Within Global Asset Management, the Fund Services unit meets this growing demand. It has in-depth knowledge of regulatory and compliance requirements in 28 markets. It is ranked number one by assets under administration in the three key centres of Luxembourg, Switzerland and the Cayman Islands. The Fund Services unit encompasses Investment Fund Services, which deals with wholesale and institution-

al funds as well as Hedge Fund Services, which provides services for hedge funds and funds of hedge funds.

Investment Fund Services has assets under administration of CHF 270 billion and offers services out of Luxembourg, Switzerland and the UK. It provides a comprehensive range of solutions including fund set-up, international distribution support, and fund administration. In 2004, est. In December 2004 a new US mutual fund was introduced.

Our successful Absolute Return Bond (ARB) product, launched in April 2004, offers institutional and wholesale investors the opportunity to achieve positive returns, even when interest rates are rising. Currently, ARB has attracted nearly CHF 4 billion in invested assets. Initially provided to UBS’s wealth management clients, ARB will soon be widely available through third-party distribution across Europe.

Results

We reported a very strong full-year result in 2004. Pre-tax profit was CHF 544 million, an increase of 64% from the 2003 pre-tax profit of CHF 332 million. The increase was driven by higher operating income, which rose 16% reflecting strong net new money inflows, a continuing change in asset mix towards higher-margin products, and a rise in market valuations resulting in increased asset levels and revenues. This was accompanied by continued cost reductions.

Pre-tax profit was CHF 164 million in fourth quarter 2004, up CHF 59 million from CHF 105 million in third quarter 2004. The increase was largely due to higher performance fees and lower operating expenses, which were affected by provisions relating to the restructuring of our business in the Americas in the third quarter.

Operating income

Operating income in fourth quarter 2004 was CHF 526 million, up CHF 35 million from CHF

491 million in the previous quarter. The increase was driven by improved market valuations and continued strong net new money inflows which boosted our asset-based fees as well as by higher performance fees earned in all our businesses. Institutional revenue, at CHF 287 million in fourth quarter, increased by CHF 33 million from CHF 254 million in third quarter. This was mainly a result of higher market valuations positively impacting our asset-based fees and increased performance fees in both traditional and alternative investments, partly offset by the weakening US dollar against the Swiss franc. Wholesale intermediary revenues were CHF 239 million in fourth quarter, up slightly from CHF 237 million in third quarter 2004.

Operating expenses

Operating expenses were CHF 362 million in fourth quarter 2004, down from CHF 386 million in third quarter 2004. The decrease was mainly attributable to lower personnel expenses. Personnel expenses, at CHF 204 million in fourth

Investment Fund Services started implementing a new platform with straight-through-processing capabilities, allowing it to process high volumes of transactions with exceptional accuracy.

Hedge Fund Services is based in the Cayman Islands – serving North and South America – and Ireland, where it provides services to European hedge fund clients. In total, assets under administration are CHF

93 billion. The business provides a wide range of services including assistance with establishing funds, net asset valuations, maintenance of financial records and shareholder servicing.

Hedge Fund Services has also developed special solutions for funds of hedge funds clients, including lines of credit, custody and foreign exchange hedging. In 2005, the business will introduce a new funds of hedge funds database which will track the prices of the vast majority of hedge funds.

The rate of technological change and an increasingly competitive marketplace mean that fund administrators must be ready to develop new systems and services. Hence, the Fund Services business will continue to innovate by investing in the latest technology and the professional development of its people.

Financial Businesses
8 February 2005

quarter 2004, were down from CHF 229 million a quarter earlier, due to the final fixing of incentive compensation. General and administrative expenses, at CHF 91 million in fourth quarter 2004, were broadly in line with the previous quarter. Provisions made for restructuring our Americas business and damage from Hurricane Ivan in the Cayman Islands influenced the third quarter result. This quarter we saw higher provisions and litigation costs as well as an increase in professional fees and travel and entertainment costs.

Headcount

Headcount was 2,665 on 31 December 2004, an increase of 26 or 1% from 2,639 on 30 Septem-

ber 2004, largely driven by the need for additional resources in our growing alternative and quantitative investments and fund services businesses, as well as our expansion of the European real estate business.

Investment Bank

John P. Costas
Chairman and CEO,
Investment Bank

[1]	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).

[2]	Personnel expenses/income.

[3]	Operating expenses/income.

[4]	Operating expenses less the amortization of goodwill and other intangible assets/income.

[5]	Historical cost of investments made, less divestments and impairments.

In fourth quarter 2004, the Investment Bank posted a pre-tax profit of CHF 1,229 million, up 3% from the same period last year and 72% higher than third quarter 2004. For full-year 2004, pre-tax profit was CHF 4,540 million, 18% higher than 2003. Results were driven by strong performances across all businesses, which were fueled by a pick-up in market activity.

Business Group reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Investment Banking	593	351	622	69	(5)	1,909	1,703
Equities	1,598	1,185	1,405	35	14	5,906	4,875
Fixed Income, Rates and Currencies	1,735	1,583	1,427	10	22	7,912	7,490
Private Equity	(4)	44	113			257	(77)

Income	3,922	3,163	3,567	24	10	15,984	13,991
Adjusted expected credit loss [1]	5	(8)	(10)			(7)	(55)

Total operating income	3,927	3,155	3,557	24	10	15,977	13,936

Personnel expenses	1,849	1,637	1,590	13	16	8,156	7,303
General and administrative expenses	669	597	571	12	17	2,535	2,074
Services to/from other business units	56	63	68	(11)	(18)	219	180
Depreciation	55	71	67	(23)	(18)	239	246
Amortization of goodwill and other intangible assets	69	73	69	(5)	0	288	278

Total operating expenses	2,698	2,441	2,365	11	14	11,437	10,081

Business Group performance before tax	1,229	714	1,192	72	3	4,540	3,855

Business Group performance before tax and amortization of goodwill and other intangible assets	1,298	787	1,261	65	3	4,828	4,133
KPIs
Compensation ratio (%) [2]	47	52	45			51	52

Cost/income ratio (%) [3]	68.8	77.2	66.3			71.6	72.1
Cost/income ratio before goodwill (%) [4]	67.0	74.9	64.4			69.8	70.1

Non-performing loans/gross loans (%)	0.6	0.6	0.8
Impaired loans/gross loans (%)	0.8	0.9	1.4
Average VaR (10-day 99%)	358	376	299	(5)	20

Private Equity
Value creation (CHF billion)	0.0	0.1	(0.1)			0.6	(0.3)
Investment (CHF billion) [5]	1.9	2.1	2.3	(10)	(17)
Portfolio fair value (CHF billion)	2.7	2.9	2.9	(7)	(7)

Additional information	Quarter ended			% change from		Year ended
As at or for the period ended	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Deferral (included in adjusted expected credit loss)	30	16	10	88	200	85	29
Client assets (CHF billion)	147	145	143	1	3
Regulatory equity allocated (average)	14,150	14,550	12,750	(3)	11
Headcount (full-time equivalents)	16,568	16,262	15,277	2	8

Financial Businesses
8 February 2005

Key performance indicators

In fourth quarter 2004, the pre-goodwill cost/income ratio was 67.0%, up 2.6 percentage points from the same quarter a year earlier, which benefited from a sharp downward adjustment in performance-related compensation and strong private equity gains. In comparison to third quarter 2004, the ratio was down 7.9 percentage points, reflecting robust revenues and the final fixing of full-year performance-related personnel expenses. The full-year 2004 cost/income ratio was 69.8%, little changed from the 70.1% reported a year earlier.

The final determination of annual performance-related payments prompted the compensation ratio to fall to 47% in fourth quarter 2004 from 52% in third quarter.

For full-year 2004, the compensation ratio fell to 51% from 52% in 2003, reflecting higher revenues and the completion of our aggressive investment banking hiring program. Payout levels are driven by the revenue mix across business areas and are managed in line with market levels.
Market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR) decreased in fourth quarter 2004 to CHF

358 million from CHF 376 million in third quarter 2004. Interest rate risks, particularly credit spread exposure, continued to be the main contributor to VaR, while equities VaR reduced at the end of the quarter as a result of the satisfactory conclusion of a number of arbitrage strategies.

At the end of fourth quarter, the Investment Bank’s outstanding loans were at CHF 68.7 billion, down CHF 2.3 billion from CHF 71.0 billion on 30 September 2004. The non-performing loans to gross loans ratio remained at 0.6%. The impaired loans to gross loans ratio decreased from 0.9% to 0.8%.

The level of private equity investments fell to CHF 1.9 billion on 31 December 2004 from CHF 2.1 billion at the end of the third quarter and CHF

Shift to industrial holdings

From first quarter 2005, our private equity investments will be reported within the Industrial Holdings segment. This matches our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities when they arise. Current management will continue to look after the portfolio.

2.3 billion a year earlier. The decrease was mainly due to successful divestments alongside further writedowns. The decline in the level of investments was accentuated by exchange rate movements. Driven by exits and revaluations, the fair value of the portfolio decreased to CHF 2.7 billion in fourth quarter 2004 from CHF 2.9 billion in both third quarter 2004 and fourth quarter 2003. Unfunded commitments continued to fall, totaling CHF 0.8 billion in fourth quarter 2004, down from CHF 1.1 billion at the end of September 2004 and CHF 1.5 billion at the end of 2003.

Initiatives and achievements

Corporate clients

According to an article in the Financial Times, based on information from a Dealogic survey, we ranked fifth in terms of share of the global fee pool in 2004 with a market share of 5.3%, up from sixth place with a market share of 5.0% a year earlier1.

Institutional clients

We maintained our first place in the global ranking for secondary equity cash commissions for an eleventh consecutive quarter, according to data from a leading industry survey.

We also received a number of prestigious awards this quarter. In International Financing Review’s review of 2004, UBS was named “European Equity House of the Year”.
FX Week, a benchmark industry survey, ranked UBS as the top-ranked bank in foreign exchange for the second year running in their annual poll.
Risk, a magazine, named us “Currency Derivatives House of the Year”. In giving us the award, it said: “From corporate advisory work to providing the online tools needed to trade in the options market, UBS is at the cutting edge of foreign exchange derivatives.” The magazine also gave us the “Interest Rate Derivatives House of the Year” award.
UBS won a series of accolades for the quality and independence of its research in Global Investor’s recent global brokers survey, moving up one place to take the top spot for most useful research in the US. This was further reinforced by the excellent performance in Institutional Investor’s All-America research ranking, where we moved to third place from fifth last year. UBS is now the only firm ranked in the top three for equity research in every region. The survey also placed us second in US institutional sales and trading, up from third in 2003.
Our continued focus on the Asia Pacific region also brought us significant recognition. The Asset, an Asian magazine, named us the “Best Equity House” for 2004 in Australia, Hong Kong, Indonesia and South Korea, and “Best Debt House” for China, South Korea and the Philippines.

Significant deals

Mergers and acquisitions

In fourth quarter, the market recovered strongly from the slowdown experienced in third quarter. 2004 proved to be the busiest year since 2000 in terms of deal volume. Key transactions in the quarter included:
–	lead financial advisor to International Steel Group on its USD 4.5 billion sale to Mittal Steel Company, the world’s largest steel producer
–	exclusive financial advisor to United Technologies Corporation on its USD 3.1 billion

1Financial Times, 26 January 2005. Table: Global fee ranking 2004

Financial Businesses
8 February 2005

offer for Kidde plc, a leading global provider of fire protection and security products and services
–	exclusive financial advisor to Saga Ltd, the leading UK provider of specialist services for people aged 50 and over, on its GBP 1.35 billion sale to Charterhouse Capital Partners, a UK-based private equity firm.

Equity underwriting

Equity capital markets experienced a strong fourth quarter around the world, with promising levels of issuance seen in a number of areas – from IPOs to block trades. Important transactions in the quarter included:
–	sole global coordinator and joint bookrunner on a USD 1.7 billion accelerated bookbuild offering of Deutsche Telekom’s stake in MTS, Russia’s leading mobile telecom company
–	joint global coordinator and joint bookrunner on a EUR 1.2 billion rights issue for EDP, one of Europe’s major electricity operators and one of Portugal’s largest businesses
–	joint bookrunner on a USD 767 million IPO for Nalco, a US chemicals company.

Fixed income underwriting

The issuance of US investment grade bonds and euro-denominated corporate bonds decreased significantly in 2004 when compared to 2003. We participated in the following transactions in fourth quarter:
–	sole global co-ordinator and joint bookrunner on a highly successful GBP 2.3 billion bond issue for Network Rail, the owner and operator of Britain’s national rail infrastructure network
–	joint bookrunner on a two-tranche dual currency issue for Ford Motor Credit Corporation. The first tranche was a 5-year EUR 750 million fixed-rate note issue. The second was a USD 800 million 2-year floating rate note.
–	joint lead manager and joint bookrunner on a USD 1.26 billion 10-year bond offering from the People’s Republic of China. It was launched in tandem with a similar USD 500 million 5-year bond.

Results

Pre-tax profit was CHF 4,540 million for full-year 2004, up 18% from a year earlier, and at its highest level since 2000. Our result was achieved despite the significant weakening of the US dollar against the Swiss franc and it reflects revenue growth across all our businesses. In particular, the fixed income, rates and currencies business posted a record result, up 6% from 2003, while the equities business reported a 21% increase in revenues. At the same time, costs increased as our businesses continued to expand, with specific operational provisions also a factor.

Pre-tax profit in fourth quarter 2004 was CHF 1,229 million, up 3% from the same period last year and 72% higher than third quarter 2004, as we took advantage of the rebound in market conditions and volumes following the US elections.

Operating income

Total operating income in fourth quarter 2004 was CHF 3,927 million, up 10% from the same quarter a year earlier.
The equities business posted revenues of CHF 1,598 million in fourth quarter 2004. Strong markets following the clear outcome of the US elections in November prompted revenues to rise 35% from third quarter 2004. Compared to fourth quarter 2003, revenues were up 14% despite the weakening of the US dollar against the Swiss franc. Growth in revenues occurred across the globe, but was particularly good in Europe and the US. Both trading commissions and income from proprietary trading rose in line with higher market activity. Revenues from prime brokerage services grew significantly.
Fixed income, rates and currencies revenues were CHF 1,735 million in fourth quarter 2004, up 22% from fourth quarter 2003. Central bank rates action stimulated volatility and market activity during the quarter, reflected in both trading flows and trading opportunities. Performance was strong in foreign exchange, particularly in derivatives trading, which was supported by higher market volatility and increased customer activity. Credit default swaps hedging our loan exposures recorded negative revenues of CHF 52 million, an improvement from negative CHF 105 million a year earlier. Compared to third quarter 2004, fixed income, rates and currencies revenues were up 10%.

Investment banking revenues, at CHF 593 million in fourth quarter 2004, were down 5% from the same period last year as a result of the US dollar’s fall against major currencies and higher credit hedging costs for the investment banking loan book. Excluding these negative effects, investment banking revenues increased 22% over the strong fourth quarter 2003, driven by significant growth in advisory revenues, particularly in the Americas and Europe. Capital markets revenues declined compared to the record level a year earlier, reflecting decreased debt issuance from the exceptionally high levels of 2003. Compared to third quarter 2004, investment banking revenues were up 69%, driven by significantly higher advisory and equity capital markets activity, and the usual seasonal boost in deal completion.
Our private equity business posted revenues of negative CHF 4 million in fourth quarter 2004 because of the lower levels of exits when compared to third quarter 2004 and fourth quarter 2003, when revenues were CHF 44 million and CHF 113 million respectively. In fourth quarter

2004, writedowns on the private equity portfolio were CHF 36 million, compared to CHF 46 million in third quarter and CHF 102 million in fourth quarter 2003.

Operating expenses

Total operating expenses in fourth quarter 2004 were CHF 2,698 million, up 14% from the same period last year. Personnel expenses were CHF 1,849 million. Compared to a year earlier, personnel expenses rose 16%, driven by higher performance-related compensation in line with higher revenues in our investment banking and securities businesses and an increase in headcount. General and administrative expenses rose 17% to CHF 669 million in fourth quarter 2004 from the same period last year, reflecting increases in operational provisions, IT costs and professional fees. Depreciation expense was CHF 55 million, down 18% on fourth quarter 2003, reflecting individual IT writeoffs. Amortization of goodwill, at CHF 69 million, remained flat in fourth quarter 2004 from the same period last year.

Headcount

Headcount, at 16,568 on 31 December 2004, rose by 306 or 2% from the end of third quarter 2004 and by 1,291 or 8% from the same period a year earlier. Staffing increases were driven by continued business expansion, in particular in Asia Pacific and in the US, and included the impact of integrating Charles Schwab’s Capital Markets Division, and hiring additional risk and compliance personnel.

Financial Businesses
8 February 2005

Wealth Management USA

Mark B. Sutton
Chairman and CEO,
Wealth Management
USA
In fourth quarter 2004, Wealth Management USA’s pre-tax profit rose to CHF 77 million from CHF 43 million in third quarter 2004. Before acquisition costs, pre-tax profit was CHF 187 million, up 11% from CHF 169 million in third quarter 2004. On the same basis, but in US dollars, the operating result was 20% higher in fourth quarter 2004 than in third quarter 2004.

Business Group reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Private client revenues	1,205	1,173	1,220	3	(1)	4,906	4,959 [1]
Municipal finance revenues	80	106	113	(25)	(29)	372	462
Net goodwill funding	(39)	(48)	(50)	19	22	(180)	(231)

Income	1,246	1,231	1,283	1	(3)	5,098	5,190
Adjusted expected credit loss [2]	0	(1)	(1)	100	100	(5)	(8)

Total operating income	1,246	1,230	1,282	1	(3)	5,093	5,182

Personnel expenses [3]	820	813	909	1	(10)	3,437	3,627
General and administrative expenses	198	202	180	(2)	10	800	719
Services to/from other business units	63	76	106	(17)	(41)	302	433
Depreciation	17	18	18	(6)	(6)	71	72
Amortization of goodwill and other intangible assets	71	78	79	(9)	(10)	304	336

Total operating expenses	1,169	1,187	1,292	(2)	(10)	4,914	5,187

Business Group performance before tax	77	43	(10)	79		179	(5)

Business Group reporting excluding acquisition costs and significant financial events

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Total operating income	1,246	1,230	1,282	1	(3)	5,093	5,021 [4]
Add back: Net goodwill funding [5]	39	48	50	(19)	(22)	180	231

Operating income excluding acquisition costs	1,285	1,278	1,332	1	(4)	5,273	5,252

Total operating expenses	1,169	1,187	1,292	(2)	(10)	4,914	5,187
Retention payments	0	0	(62)		100	(99)	(263)
Amortization of goodwill and other intangible assets	(71)	(78)	(79)	9	10	(304)	(336)

Operating expenses excluding acquisition costs	1,098	1,109	1,151	(1)	(5)	4,511	4,588

Business Group performance before tax and acquisition costs	187	169	181	11	3	762	664

1 Includes significant financial event: gain on disposal of Correspondent Services Corporation of CHF 161 million.   2 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).   3 Includes retention payments in respect of the PaineWebber acquisition. There have been no further retention payments after second quarter 2004.   4 Excludes significant financial event: gain on disposal of Correspondent Services Corporation of CHF 161 million.   5 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Wealth Management USA (continued)

	Quarter ended			% change from		Year ended
KPIs	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Invested assets (CHF billion)	639	654	634	(2)	1

Net new money (CHF billion) [1]	6.8	5.3	7.8			17.1	21.1
Interest and dividend income (CHF billion) [2]	4.5	4.1	4.0	10	13	16.0	15.8
Gross margin on invested assets (bps) [3]	77	75	81	3	(5)	79	86
Gross margin on invested assets excluding acquisition costs and SFEs (bps) [4]	80	78	85	3	(6)	81	87

Cost/income ratio (%) [5]	93.8	96.4	100.7			96.4	99.9
Cost/income ratio excluding acquisition costs and SFEs (%) [6]	85.4	86.7	86.4			85.5	87.2

Recurring fees [7]	494	522	506	(5)	(2)	2,057	1,927
Financial advisor productivity (CHF thousand) [8]	162	160	155	1	5	655	579

Additional information				% change from
As at	31.12.04	30.9.04	31.12.03	3Q04	4Q03

Client assets (CHF billion)	679	685	690	(1)	(2)
Regulatory equity allocated (average)	4,850	5,150	5,400	(6)	(10)
Headcount (full-time equivalents)	17,388	17,210	17,435	1	0
Financial advisors (full-time equivalents)	7,519	7,343	7,766	2	(3)

1 Excludes interest and dividend income.     2 For purposes of comparison with US peers.     3 Income (annualized as applicable)/average invested assets.     4 Income (annualized as applicable), add back net goodwill funding and less significant financial events/average invested assets.     5 Operating expenses/income.     6 Operating expenses less the amortization of goodwill and other intangible assets, retention payments and significant financial events/income, add back net goodwill funding and less significant financial events.     7 Asset-based fees for portfolio management and fund distribution, account-based and advisory fees.     8 Private client revenues less significant financial events/average number of financial advisors.

Key performance indicators

Invested assets were CHF 639 billion on 31 December 2004, down 2% from CHF 654 billion on 30 September 2004. In US dollar terms, invested assets increased 7% in the quarter to a record high of USD 561 billion, reflecting positive inflows of net new money and the effects of market appreciation. Compared to fourth quarter a year earlier, invested assets were up 1%. In US dollar terms, invested assets were 10% higher on 31 December 2004 than they were on the same date a year earlier.

The inflow of net new money in fourth quarter was CHF 6.8 billion. While this was below the inflow of CHF 7.8 billion in fourth quarter 2003, it was still the best quarterly inflow of 2004 and higher than the CHF 5.3 billion reported last quarter. The result reflects the positive impact of recent hiring in our advisory force as well as the improved market environment.

Including interest and dividends, net new money in fourth quarter 2004 was CHF 11.3 billion, up from CHF 9.4 billion in third quarter 2004. Our net new money result in fourth quarter compares favourably to our peers.

Financial Businesses
8 February 2005

In full-year 2004, net new money totaled CHF 17.1 billion, down from CHF 21.1 billion a year earlier, reflecting a slow asset-gathering performance at the beginning of the year as well as the US dollar’s weakening against the Swiss franc.

Gross margin on invested assets was 77 basis points in fourth quarter 2004, slightly higher than third quarter 2004. Gross margin on invested assets before acquisition costs (net goodwill funding costs) was 80 basis points, up from 78 basis points in third quarter 2004. The slight increase was the result of higher client transaction activity.

The cost/income ratio before acquisition costs was 85.4% in fourth quarter 2004, down from 86.7% in third quarter 2004, the second-lowest level since PaineWebber became part of UBS. The improvement reflects higher revenue from the private client business, with recurring fees at record levels in US dollars. Higher net interest income reflects the growth of UBS Bank

USA, and higher trading volumes prompted transactional revenues to rise.

Recurring fees stood at CHF 494 million in fourth quarter 2004, 5% lower than the CHF 522 million recorded in third quarter 2004. Excluding the effects of currency fluctuations, recurring fees increased 3% in fourth quarter, to another record high, driven by rising asset levels in managed account “open architecture” prod-

Training new financial advisors

Wealth Management USA, seeing increasing market opportunities, is accelerating the pace at which it sources and trains new financial advisors. The goal is to attract individuals who have five or more years of successful business experience in a related field and who would like to become financial advisors.

As a way of attracting the most qualified candidates, all are offered a competitive compensation package combined with a wide-ranging and extensive training program.

The training program itself is divided into three stages that provide for a curriculum of self-study, e-learning and complex case studies as well as face-to-face instructor-led training – all of which focus on the tools and resources available at UBS to build relationships and prepare solutions for clients.
In the first stage, new advisors work on understanding the skills and steps needed to build relationships with clients, learn about prospecting techniques and how to develop their personal business plans. They acquire an in-depth knowledge of UBS’s products and services, presented based on client needs. By the end of it, new advisors will have undergone more than 60 hours of learning about consultative skills over a period of 20 weeks.

In the second stage, a two-week period of training at Wealth Management USA’s ucts. Flows into managed account products were USD 3.8 billion in fourth quarter 2004 and USD 12.4 billion in full-year 2004, comparing favorably to the USD 10.2 billion flow for full-year 2003. Recurring fees combined with the net interest income from our lending business now represent around half of our total revenues.

Productivity per advisor increased in fourth quarter 2004 to CHF 162,000 from CHF 160,000 in third quarter as transaction volumes rose 19%. Our efforts to recruit advisors and renew our trainee program proved to be effective. Financial advisor headcount was 7,519 on 31 December 2004, up 176 from 7,343 on 30 September 2004.

Initiatives and achievements

UBS Bank USA’s first anniversary

In fourth quarter, UBS Bank USA started its second year of operations. Launched to provide affluent investors with an enhanced collateral-

ized lending service and FDIC-insured deposits, its first year has been a significantly successful one. It is already one of the 50 largest banks in the US, with one of the fastest-growing loan books. Its assets were USD 17.6 billion on 31 December, up from slightly more than USD 11.2 billion on the same date a year earlier. Loans made to clients under our fixed and variable credit lines were USD 7.2 billion, up from USD 4.5 billion a year earlier. In the same period, the bank’s investment portfolio rose to USD 10.2 billion from USD 6.6 billion. Deposits of USD 14.9 billion (up from USD 8.2 billion at year-end 2003) provide most of the funding for the bank’s assets.

Results

In full-year 2004, Wealth Management USA reported a pre-tax gain of CHF 179 million compared to a loss of CHF 5 million in 2003. The 2003 results include a pre-tax gain of CHF 161 million from the sale of Correspondent Services Corporation (CSC) in second quarter 2003. After the exclusion of the CSC gain and before acquisition costs, operational performance showed a profit of CHF 762 million in 2004 and CHF 664 million in 2003. Because our business is almost entirely conducted in US dollars, comparisons of our results to prior periods are affected by the weakening of the US dollar against the Swiss franc. In US dollar terms, operational performance in 2004 was 24% higher than in 2003. This represents the best result since PaineWebber became part of UBS, reflecting record recurring fees and increased net interest revenue benefiting headquarters, the focus is on advancing advisory and consultative selling skills through case studies and small group role plays where the new advisors receive training from a former financial advisor acting as a dedicated coach. That is accompanied by strategic presentations by senior managers and experienced financial advisors providing insights into the industry and UBS’s strategy. They also receive hands-on training in the use of UBS’s plat-

form and its online financial planning tools.

The third stage, which lasts 12 months, focuses on putting the newfound skills acquired in the first two stages into action. The advisors return to their branches, where they begin to execute their business plans. They also continue to receive ongoing support and development. Weekly group meetings are held by the local branch management team to review progress, while training advisors review performance regularly and provide additional coaching as needed.

Early indications suggest that the program, which has been in place for roughly one year, has significantly increased the average productivity of new advisors joining UBS. As we continue to admit new advisors this year, it is UBS’s expectation that many will eventually prove to be welcome contributors to our franchise in 2005 and beyond.

Financial Businesses
8 February 2005

from the first full-year impact of UBS Bank USA. In municipal finance, revenues fell due to lower transaction and underwriting volumes and reduced derivative activity. Still, despite the difficult market conditions, according to Bloomberg we became the top ranked firm in lead-managed negotiated underwriting volume in 2004 by increasing our market share to 14.2%, up from last year’s 12.5%.

In fourth quarter 2004, Wealth Management USA reported a pre-tax profit of CHF 77 million, compared to a pre-tax profit of CHF 43 million in third quarter. Before acquisition costs, pre-tax profit increased 11% to CHF 187 million from CHF 169 million in third quarter 2004. On the same basis, but in US dollars, the operating result was 20% higher than third quarter 2004, the second-best quarterly result since PaineWebber became part of UBS.

Operating income

Total operating income in fourth quarter 2004 was CHF 1,246 million. Before acquisition costs, it stood at CHF 1,285 million, slightly up from the CHF 1,278 million reported in third quarter 2004. On the same basis and in US dollar terms, operating income was 9% higher than in third quarter. This reflected a record level of recurring fees driven by higher asset levels in managed account products. The growth of UBS Bank USA increased interest revenues in our lending business. During the quarter, investor activity continued to grow, with average daily trading volumes up 19% from third quarter. In December 2004, the UBS Index of Investor Optimism rose to 79, slightly higher than the September 2004 level. These positive developments were partially offset by lower municipal finance revenue (CHF 80 million in fourth quarter, down 25%), driven by a decrease in secondary trading performance as well as declining underwriting revenues.

Operating expenses

In fourth quarter 2004, total operating expenses were CHF 1,169 million, down 2% from third quarter 2004. In US dollar terms and before acquisition costs, operating expenses increased 8% from third quarter. Personnel expenses were CHF 820 million in fourth quarter 2004. In US dollar terms, they increased 10% from the previous quarter, reflecting higher performance-driven compensation. Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, decreased 7% to CHF 349 million in fourth quarter 2004 from CHF 374 million in third quarter. In US dollar terms, fourth quarter non-personnel expenses were 1% higher than in third quarter 2004, reflecting higher consulting fees.

Headcount

Headcount was 17,388 on 31 December 2004, 178 higher than on 30 September 2004. This reflects an increase in the number of financial advisors. We continue to invest in and recruit highly productive and experienced financial advisors. Non-financial advisor headcount was 9,869 on 31 December 2004, compared to 9,867 on 30 September 2004 and 9,669 on 31 December 2003. The increase in non-financial advisor headcount in 2004 was due to hiring in support of key initiatives such as the expansion of our lending business. Since PaineWebber became part of UBS, non-financial advisor headcount has fallen by 20%.

Corporate Center

Clive Standish

CFO
Corporate Center reported a pre-tax loss of CHF 219 million in fourth quarter 2004, compared to a loss of CHF 43 million in third quarter 2004 and a loss of CHF 303 million in fourth quarter 2003.

Business Group reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Income	187	362	255	(48)	(27)	1,258	900
Credit loss (expense)/recovery [1]	119	35	(30)	240		321	122

Total operating income	306	397	225	(23)	36	1,579	1,022

Personnel expenses	356	282	280	26	27	1,222	1,145
General and administrative expenses	291	293	416	(1)	(30)	1,237	1,334
Services to/from other business units	(353)	(360)	(426)	2	17	(1,509)	(1,639)
Depreciation	210	201	231	4	(9)	814	840
Amortization of goodwill and
other intangible assets	21	24	27	(13)	(22)	91	101

Total operating expenses	525	440	528	19	(1)	1,855	1,781

Business Group performance before tax	(219)	(43)	(303)	(409)	28	(276)	(759)

Business Group performance before tax and amortization of goodwill and other intangible assets	(198)	(19)	(276)	(942)	28	(185)	(658)

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Functions (see Note 2 to the Financial Statements).

Financial Businesses
8 February 2005

Private Banks & GAM

Business Unit reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Income	306	272	232	13	32	1,145	880
Adjusted expected credit loss [1]	(4)	(2)	0	(100)		(6)	(2)

Total operating income	302	270	232	12	30	1,139	878

Personnel expenses	120	99	102	21	18	432	381
General and administrative expenses	42	34	53	24	(21)	160	169
Services to/from other business units	2	2	3	0	(33)	10	11
Depreciation	5	5	8	0	(38)	20	28
Amortization of goodwill and other intangible assets	18	18	20	0	(10)	74	81

Total operating expenses	187	158	186	18	1	696	670

Business unit performance before tax	115	112	46	3	150	443	208

Business unit performance before tax and amortization of goodwill and other intangible assets	133	130	66	2	102	517	289
KPIs
Invested assets (CHF billion)	92	93	84	(1)	10
Net new money (CHF billion) [2]	(0.6)	(0.6)	3.0			7.7	7.2

Cost/income ratio (%) [3]	61.1	58.1	80.2			60.8	76.1
Cost/income ratio before goodwill (%)[4]	55.2	51.5	71.6			54.3	66.9

Additional information				% change from
As at	31.12.04	30.9.04	31.12.03	3Q04	4Q03

Regulatory equity allocated (average)	600	650	700	(8)	(14)
Headcount (full-time equivalents)	1,649	1,622	1,672	2	(1)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Units (see Note 2 to the Financial Statements).   2 Excludes interest and dividend income.   3 Operating expenses/income.   4 Operating expenses less the amortization of goodwill and other intangible assets/income.

Key performance indicators

Private Banks & GAM posted a net new money outflow of CHF 0.6 billion in both third and fourth quarter 2004. GAM experienced a very slow fourth quarter as there was less client demand for hedge funds compared to earlier in the year, and the private banks saw slight outflows. In full-year 2004, Private Banks & GAM reported a record inflow of CHF 7.7 billion, up from the previous record of CHF 7.2 billion in 2003. Performance was driven by GAM’s continued business strength.

Invested assets on 31 December 2004 were CHF 92 billion, virtually unchanged from CHF 93 billion on 30 September 2004.

Results

Pre-tax profit was a record CHF 443 million in 2004, up 113% from CHF 208 million a year earlier, reflecting improved market conditions, which produced a 10% growth in the asset base, and resulted in higher asset-based revenues for GAM. Results were helped by a 9% decline in non-personnel costs, which continue to be tightly controlled.

In fourth quarter 2004, pre-tax profit was CHF 115 million, up 3% from CHF 112 million in third quarter, the best operating result ever.

Total operating income, at CHF 302 million in fourth quarter 2004, increased CHF 32 million or 12% from third quarter 2004. The result was due to record GAM revenues, mainly reflecting higher performance fees, alongside growth in the private banks’ transactional revenues.

Operating expenses were CHF 187 million in fourth quarter 2004, up 18% from CHF 158 million in third quarter 2004. The increase was driven by higher performance-related compensation, and rising general and administrative expenses, mainly because of IT and marketing costs and slightly rising legal provisions, which were particularly low in third quarter 2004.

Headcount

Headcount was 1,649 on 31 December 2004, up by 2% from 1,622 on 30 September 2004.

Financial Businesses
8 February 2005

Corporate Functions

Business Unit reporting

	Quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Income	(119)	90	23			113	20
Credit loss (expense)/recovery [1]	123	37	(30)	232		327	124

Total operating income	4	127	(7)	(97)		440	144

Personnel expenses	236	183	178	29	33	790	764
General and administrative expenses	249	259	363	(4)	(31)	1,077	1,165
Services to/from other business units	(355)	(362)	(429)	2	17	(1,519)	(1,650)
Depreciation	205	196	223	5	(8)	794	812
Amortization of goodwill and other intangible assets	3	6	7	(50)	(57)	17	20

Total operating expenses	338	282	342	20	(1)	1,159	1,111

Business unit performance before tax	(334)	(155)	(349)	(115)	4	(719)	(967)

Business unit performance before tax and amortization of goodwill and other intangible assets	(331)	(149)	(342)	(122)	3	(702)	(947)

Additional information				% change from
As at	31.12.04	30.9.04	31.12.03	3Q04	4Q03

Regulatory equity allocated (average)	7,150	6,800	7,700	5	(7)
Headcount (full-time equivalents)	3,553	3,564	3,561	0	0

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Functions (see Note 2 to the Financial Statements).

Results

Corporate Functions recorded a pre-tax loss of CHF 719 million in full-year 2004, compared to a loss of CHF 967 million a year earlier. The improvement was driven by a CHF 93 million rise in income and significantly higher credit loss recoveries (up CHF 203 million). In the same period, operating expenses increased CHF 48 million, reflecting higher personnel expenses. There were lower charges to other business units, reflecting cost savings at ITI and lower insurance premiums.

In fourth quarter 2004, Corporate Functions recorded a pre-tax loss of CHF 334 million, compared to a pre-tax loss of CHF 349 million in the same quarter a year earlier.

Operating income

At CHF 4 million, total operating income in fourth quarter 2004 was CHF 11 million higher than negative CHF 7 million in the same quarter a year ago. The result was driven by higher credit risk recoveries. Income dropped from fourth quarter 2003 due to valuation adjustments to our real estate portfolio, lower interest income from invested equity as we continue to repurchase shares as well as a timing effect related to cash flow hedge ineffectiveness (for more details please refer to page 12 of our second quarter 2004 report).
Credit loss recoveries were up this quarter from a year earlier. The credit loss expense or recovery booked in the Corporate Functions represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS Financial Statements. In fourth quarter 2004, UBS recorded a credit loss recovery of CHF 128 million, compared to a charge of CHF 46 million in the same quarter a year earlier. In fourth quarter 2004, credit loss expense was lower than the adjusted expected credit loss charged to the business units. In fourth quarter 2003, it was higher, resulting in Corporate Functions recording a credit loss charge of CHF 30 million – compared to a recovery of CHF 123 million this quarter.

Operating expenses

Total operating expenses were CHF 338 million in fourth quarter 2004, largely unchanged from the same period a year ago. At CHF 236 million in fourth quarter 2004, personnel expenses were up 33% from the same period a year ago, reflecting the full-year fixing of performance-related compensation. In the same period, general and administrative expenses were CHF 249 million, down 31% from CHF 363 million, mainly because of declining real estate costs, falling IT costs due to infrastructure cost savings, and lower liability and operational provisions.

Other business units were charged CHF 355 million for services provided by Corporate Functions in fourth quarter, compared to CHF 429 million in the same period a year ago. This drop was due to reduced charges reflecting cost savings at our ITI unit as well as lower charges for insurance premiums.

Headcount

Corporate Functions headcount outside the ITI unit was 1,199 on 31 December 2004, up by 3 from 1,196 on 30 September 2004. Over the same period, ITI headcount dropped 14 to 2,354.

Industrial Holdings

Industrial Holdings
8 February 2005

Industrial Holdings

Income Statement1

	Quarter ended		% change from	Year ended[2]
CHF million, except where indicated	31.12.04	30.9.04	3Q04	31.12.04

Income [3]	1,975	1,692	17	3,667

Total operating income	1,975	1,692	17	3,667

Personnel expenses	174	152	14	326
General and administrative expenses	58	68	(15)	126
Depreciation	39	31	26	70
Amortization of goodwill and other intangible assets	39	38	3	77
Goods and materials purchased	1,528	1,333	15	2,861

Total operating expenses	1,838	1,622	13	3,460

Operating profit before tax and minority interests	137	70	96	207

Tax expense	35	14	150	49

Net profit before minority interests	102	56	82	158

Minority interests [4]	(74)	(39)	90	(113)

Net profit	28	17	65	45

Additional information	Quarter ended		% change from
As at	31.12.04	30.9.04	3Q04

Headcount (full-time equivalents)	8,020	7,677	4

1 Industrial Holdings consists of Motor-Columbus, a Swiss holding company, whose most significant asset is a 59.3% interest in Atel, a Swiss-based European energy provider.   2 Results shown for the six month period beginning on 1 July 2004.   3 Includes “Equity in income of associates” of CHF 6 million and CHF 13 million for the quarter ended 31 December 2004 and 30 September 2004 respectively.   4 Reflects minority interests in Motor- Columbus plus minority interests in Atel.

Major participations

The Industrial Holdings segment is currently made up of UBS’s majority stake in Motor-Columbus, a financial holding company whose most significant asset is a 59.3% interest in the Atel Group (Aare-Tessin Ltd. for Electricity). Atel, based in Olten, Switzerland, is a European energy provider focused on electricity trading and marketing, domestic and international power generation, electricity transmission and energy services. Motor-Columbus also holds several other finance and property companies.

Transfer of private equity stakes

In first quarter 2005, our private equity investments, currently reported in the Investment Bank, will be reported within the Industrial Holdings segment. This matches our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities when they arise. Current management will continue to look after the portfolio.

Results

UBS’s consolidation of Motor-Columbus into its accounts at the beginning of third quarter 2004 resulted in a revaluation of the latter’s assets and liabilities. These are no longer comparable with those previously published in Motor-Columbus’s separate consolidated financial statements. The comparative analysis provided here is based on unaudited proforma 2003 results.

For the six months ending 31 December 2004, our share in Motor-Columbus’s net profit was CHF 45 million. In the same period, total operating income was CHF 3,667 million and total operating expenses were CHF 3,460 million.
In fourth quarter 2004, our share in net profit was CHF 28 million. Profit before tax and minority interests was CHF 137 million, a significant increase compared to the same quarter a year earlier and third quarter 2004. The increase in profit compared to third quarter is mainly due to seasonal factors in the energy business and an improved performance in the energy services business.
Total operating income in fourth quarter 2004 was CHF 1,975 million, up 17% from third quarter 2004 and significantly higher than in the same period a year earlier. The gain was due to the first-time availability of production capacity in Southern Europe. Total operating expenses, at CHF 1,838 million in fourth quarter, rose at a slower pace than operating income because costs for energy purchased from third parties fell in the period as internal power production could be run at near full capacity. Expense levels also benefited from lower project costs.

Capital Management

Capital Management
8 February 2005

Capital Management

We are committed to being one of the best-capitalized financial services firms in the world with sound capital ratios and strong debt ratings. Our strong capitalization allows us to invest in the growth of our businesses by making acquisitions or by growing organically. But in the absence of any such opportunities, we will continue to return any excess capital to our shareholders either through share buybacks or dividends, while maintaining our BIS Tier 1 ratio at its high level.

Risk-weighted assets dropped 3% to CHF 264.1 billion on 31 December 2004 from CHF 272.8 billion on 30 September 2004. The decline was driven by lower requirements for market risk, reflecting the enhancement of our VaR market risk model as well as the drop of the US dollar against the Swiss franc. BIS Tier 1 capital dropped to CHF 31.1 billion on 31 December 2004 from CHF 31.3 billion on 30 September 2004, as retained earnings were offset by share buybacks for cancellation and for employee compensation programs. Our BIS Tier 1 ratio therefore increased to 11.8% at the end of December from 11.5% at the end of September 2004.

Buyback program

In fourth quarter 2004, we purchased 4,320,000 shares under our sixth buyback program, bringing the total purchased to 39,935,094 shares. The average price we paid for these shares was CHF 88.72, representing a total cost of CHF 3,543 million. The program allows us to repur-

chase shares for cancellation of a maximum value of CHF 6 billion or approximately 5.4% of total share capital. These shares will be canceled following approval at this year’s Annual General Meeting.

We will launch our seventh consecutive share buyback program with a maximum buyback limit of CHF 5 billion on 8 March 2005. It will run until 7 March 2006.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.
Our holding of own shares increased to 103,524,971 or 9.2% of shares issued on 31 December 2004, from 92,251,458 or 8.2% of shares issued on 30 September 2004. The increase reflects the shares we bought back under

BIS Capital and Ratios

CHF million, except where indicated				% change from
As at	31.12.04	30.9.04	31.12.03	30.9.04	31.12.03

Risk-weighted assets	264,125	272,813	251,901	(3)	5

BIS Tier 1 capital	31,051	31,317	29,765	(1)	4
of which hybrid Tier 1 capital [1]	2,963	3,238	3,224	(8)	(8)
BIS total capital	35,866	36,397	33,581	(1)	7

BIS Tier 1 capital ratio (%)	11.8	11.5	11.8
of which hybrid Tier 1 capital (%) [1]	1.1	1.2	1.3
BIS total capital ratio (%)	13.6	13.3	13.3

1 Trust preferred securities.

UBS Shares and Market Capitalization

Number of shares, except where indicated				% change from
As at	31.12.04	30.9.04	31.12.03	30.9.04	31.12.03

Total ordinary shares issued	1,126,858,177	1,125,628,958	1,183,046,764	0	(5)
Second trading line treasury shares
2003 program	0	0	(56,707,000)
2004 program	(39,935,094)	(35,615,094)	0

Shares outstanding for market capitalization	1,086,923,083	1,090,013,864	1,126,339,764	0	(3)

Share price (CHF)	95.35	87.90	84.70	8	13

Market capitalization (CHF million)	103,638	95,812	95,401	8	9

Total treasury shares	103,524,971	92,251,458	111,360,692	12	(7)

our 2004 program and for employee share and option programs.

Of the currently held treasury shares, 39,935,094 were bought for cancellation whereas the other 63,589,877 mainly cover employee share and option programs, and, to a limited extent, market-making activities at the Investment Bank. The Investment Bank acts as a market-maker in UBS shares, as well as in derivatives related to those shares, and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

Dividend

The Board of Directors will recommend at the Annual General Meeting on 21 April 2005 that UBS should pay a dividend of CHF 3.00 per share for the 2004 financial year, an increase of 15.4% or CHF 0.40 from the CHF 2.60 dividend paid for the 2003 financial year.
If the dividend is approved, the ex-dividend date will be 22 April 2005, with payment on 26 April 2005 for shareholders of record on 21 April 2005.

Financial Statements

Financial Statements
8 February 2005

Financial Statements

Income Statement (unaudited)

		Quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Operating income
Interest income	3	10,516	9,967	9,739	6	8	40,182	40,159
Interest expense	3	(7,232)	(7,004)	(6,732)	3	7	(27,661)	(27,860)

Net interest income		3,284	2,963	3,007	11	9	12,521	12,299
Credit loss (expense)/recovery		128	14	(46)	814		276	(72)

Net interest income after credit loss expense		3,412	2,977	2,961	15	15	12,797	12,227

Net fee and commission income	4	5,037	4,533	4,820	11	5	19,416	17,345
Net trading income	3	683	666	578	3	18	4,311	3,756
Other income	5	41	293	179	(86)	(77)	897	462
Income from industrial holdings		1,969	1,679		17		3,648

Total operating income		11,142	10,148	8,538	10	30	41,069	33,790

Operating expenses
Personnel expenses	6	4,502	4,243	4,038	6	11	18,515	17,231
General and administrative expenses	7	1,767	1,686	1,667	5	6	6,703	6,086
Depreciation of property and equipment		367	360	373	2	(2)	1,352	1,353
Amortization of goodwill and other intangible assets		249	265	225	(6)	11	964	943
Goods and materials purchased		1,528	1,333		15		2,861

Total operating expenses		8,413	7,887	6,303	7	33	30,395	25,613

Operating profit before tax and minority interests		2,729	2,261	2,235	21	22	10,674	8,177

Tax expense		570	474	327	20	74	2,135	1,593

Net profit before minority interests		2,159	1,787	1,908	21	13	8,539	6,584

Minority interests		(138)	(116)	(100)	19	38	(450)	(345)

Net profit		2,021	1,671	1,808	21	12	8,089	6,239

Basic earnings per share (CHF)	8	1.97	1.60	1.68	23	17	7.68	5.59
Diluted earnings per share (CHF)	8	1.91	1.55	1.64	23	16	7.47	5.48

Financial Statements
8 February 2005

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (“the Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2003 and for the year then ended except for the changes set out below. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2003.

UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in Accounting Policies

Financial Instruments
On 1 January 2004, UBS adopted revised IAS 32 “Financial Instruments: Disclosure and Presentation” and revised IAS 39 “Financial Instruments: Recognition and Measurement” which were applied retrospectively to all financial instruments affected within the context of the two standards with the exception of the guidance relating to derecognition of financial assets and liabilities, which is applied prospectively. As a result of adopting the revised standards, UBS has restated

prior period comparative information, as if the revised accounting standards had been in effect since the beginning of 2002, the earliest comparative prior period that will be presented with the audited Financial Statements to be included in the UBS Financial Report 2004.

Revised IAS 32 amends the accounting for certain derivative contracts linked to an entity’s own shares. Physically settled written put options and forward purchase contracts with UBS shares as underlying are recorded as liabilities, where at inception the present value of the obligation under the contract is debited against equity. The liability is subsequently accreted to the settlement amount using the effective interest rate method, thereby recording interest expense over the life of the contract. UBS currently has physically settled written put options linked to own shares that are now accounted for as liabilities. The impact on the income statement of all periods presented is insignificant. All other existing derivative contracts linked to own shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under Positive replacement values or Negative replacement values.
Revised IAS 39 permits any financial instrument to be designated at inception, or at adoption of revised IAS 39, as carried at fair value through profit and loss. Upon adoption of revised IAS 39, UBS made that designation for the majority of its compound instruments issued. Previously, UBS separated the embedded derivative from the host contract and accounted for the separated derivative as a trading instrument. These instruments are now carried at fair value in their entirety with changes in fair value recorded in the income statement.
The guidance governing recognition and dere-cognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. UBS derecognizes financial assets for which it transfers the contractual rights to the cash flows and no longer retains any risk or reward coming from them nor maintains control over the financial assets. Accordingly, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. The provisions of this guidance were applied prospectively as of 1 January 2004.

The effect of restating the income statement due to the adoption of revised IAS 32 and 39 on the comparative prior periods is a reduction of net profit by CHF 82 million for 2003 and a reduction of CHF 24 million for 2002. For the comparative fourth quarter of 2003, the effect on net profit was a reduction of CHF 49 million.

Investment properties

Effective 1 January 2004, UBS changed its accounting policy for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property are now recognized in the income statement, and depreciation expense is no longer recorded. Investment property is defined as property held exclusively to earn rental income and benefit from appreciation in value. Fair value of investment property is determined by appropriate valuation techniques employed in the real estate industry, taking into account the specific circumstances for each item. This change required restatement of the 2002 and 2003 comparative financial years. The effects of the restatement were as follows: For the full year 2003, net profit was reduced by CHF 64 million and for the full year 2002 net profit was increased by CHF 19 million. For the comparative fourth quarter of 2003, the effect on net profit was a reduction of CHF 2 million.

Credit risk losses incurred
on OTC derivatives

Effective 1 January 2004, the method of accounting for credit risk losses incurred on over-the-counter (OTC) derivatives has been changed. All such credit risk losses are now reported in net trading income and are no longer reported in credit loss expense. This change did not affect net profit or earnings per share results. It did, however, affect segment reporting, as losses reported as credit loss expense were previously deferred over a three-year period in the Business Group segment reporting, whereas under the changed method of accounting, losses in trading income are not subject to such a deferral. In the segment report, therefore, losses on OTC derivatives are now reported as they are incurred. This change in accounting method affected to a minor extent certain balance sheet lines at 31 December 2003, which have been restated to conform to the current year presentation. The changed method of accounting had the following impact on the performance before tax of our Business Groups. In 2003, it reduced Wealth Management & Business Banking’s pre-tax performance by CHF 8 million. It raised the Investment Bank’s by CHF 37 million while Corporate Center’s fell by CHF 29 million. For the comparative fourth quarter of 2003, the effect on pre-tax performance was an increase of CHF 9 million at Investment Bank, a decrease of CHF 8 million at Wealth Management & Business Banking, and a decrease at Corporate Center of CHF 1 million.

Segment reporting

On 1 July 2004, UBS purchased an additional 20% interest in Motor-Columbus AG, which increased its overall ownership stake to 55.6%. Motor-Columbus has been consolidated as of 1 July 2004 when UBS gained control over the company. Due to its size and nature of business – production, distribution and trading of electricity – a new business segment, Industrial Holdings, was added, in which Motor-Columbus is reported.

Financial Statements
8 February 2005

Note 2 Reporting by Business Group

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between

Business Groups are conducted at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. It shows how UBS is organized into six Business Groups, two of which

For the year ended 31 December 2004

	Wealth Management & Business Banking		Global Asset Management
CHF million	Wealth Management	Business Banking CH

Income	7,701	5,063	2,022
Credit loss (expense)/recovery	(1)	92	0

Total operating income	7,700	5,155	2,022

Personnel expenses	2,080	2,393	901
General and administrative expenses	642	1,064	299
Services to/from other business units	1,395	(533)	126
Depreciation	66	69	23
Amortization of goodwill and other intangible assets	75	0	129
Goods and materials purchased

Total operating expenses	4,258	2,993	1,478

Business Group performance before tax	3,442	2,162	544
Tax expense

Net profit before minority interests
Minority interests

Net profit

1 Results shown for the six month period beginning on 1 July 2004.

For internal management reporting purposes, we measure credit loss using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business

Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business

	Wealth Management & Business Banking		Global Asset Management
CHF million	Wealth Management	Business Banking CH

Income	7,701	5,063	2,022
Adjusted expected credit loss	(8)	(25)	0

Total operating income	7,693	5,038	2,022

Personnel expenses	2,080	2,393	901
General and administrative expenses	642	1,064	299
Services to/from other business units	1,395	(533)	126
Depreciation	66	69	23
Amortization of goodwill and other intangible assets	75	0	129
Goods and materials purchased

Total operating expenses	4,258	2,993	1,478

Business Group performance before tax	3,435	2,045	544
Tax expense

Net profit before minority interests
Minority interests

Net profit

1 Results shown for the six month period beginning on 1 July 2004.

are composed of two underlying Business Units. The management of the Wealth Management & Business Banking Business Group is responsible for the Wealth Management and the Business Banking Switzerland units, whereas the manage-

ment of Corporate Center is responsible for the Private Banks & GAM unit as well as for all Corporate Functions. A new segment called Industrial Holdings was added with the consolidation of Motor-Columbus.

Financial Businesses				Industrial Holdings[1]	UBS
Investment Bank	Wealth Management USA	Corporate Center
		Private Banks & GAM	Corporate Functions

15,984	5,098	1,145	113	3,667	40,793
240	3	(58)	0	0	276

16,224	5,101	1,087	113	3,667	41,069

8,156	3,437	432	790	326	18,515
2,535	800	160	1,077	126	6,703
219	302	10	(1,519)		0
239	71	20	794	70	1,352
288	304	74	17	77	964
				2,861	2,861

11,437	4,914	696	1,159	3,460	30,395

4,787	187	391	(1,046)	207	10,674
					2,135

					8,539
					(450)

					8,089

Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and credit loss expense recorded at Group level for reporting purposes is reported in the Corporate Center.

Financial Businesses				Industrial Holdings[1]	UBS
Investment Bank	Wealth Management USA	Corporate Center
		Private Banks & GAM	Corporate Functions

15,984	5,098	1,145	113	3,667	40,793
(7)	(5)	(6)	327	0	276

15,977	5,093	1,139	440	3,667	41,069

8,156	3,437	432	790	326	18,515
2,535	800	160	1,077	126	6,703
219	302	10	(1,519)		0
239	71	20	794	70	1,352
288	304	74	17	77	964
				2,861	2,861

11,437	4,914	696	1,159	3,460	30,395

4,540	179	443	(719)	207	10,674
					2,135

					8,539
					(450)

					8,089

Financial Statements
8 February 2005

Note 2 Reporting by Business Group (continued)

For the year ended 31 December 2003

	Wealth Management & Business Banking
CHF million	Wealth Management	Business Banking CH	Global Asset Management

Income	6,797	5,247	1,737
Credit loss (expense)/recovery	4	(71)	0

Total operating income	6,801	5,176	1,737

Personnel expenses	1,944	2,406	806
General and administrative expenses	604	1,090	265
Services to/from other business units	1,479	(609)	156
Depreciation	82	88	25
Amortization of goodwill and other intangible assets	75	0	153

Total operating expenses	4,184	2,975	1,405

Business Group performance before tax	2,617	2,201	332
Tax expense

Net profit before minority interests
Minority interests

Net profit

For internal management reporting purposes, we measure credit loss using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way

Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each

	Wealth Management & Business Banking
CHF million	Wealth Management	Business Banking CH	Global Asset Management

Income	6,797	5,247	1,737
Adjusted expected credit loss	(4)	(127)	0

Total operating income	6,793	5,120	1,737

Personnel expenses	1,944	2,406	806
General and administrative expenses	604	1,090	265
Services to/from other business units	1,479	(609)	156
Depreciation	82	88	25
Amortization of goodwill and other intangible assets	75	0	153

Total operating expenses	4,184	2,975	1,405

Business Group performance before tax	2,609	2,145	332
Tax expense

Net profit before minority interests
Minority interests

Net profit

		Corporate Center
Investment Bank	Wealth Management USA	Private Banks & GAM	Corporate Functions	UBS

13,991	5,190	880	20	33,862
(4)	(3)	2	0	(72)

13,987	5,187	882	20	33,790

7,303	3,627	381	764	17,231
2,074	719	169	1,165	6,086
180	433	11	(1,650)	0
246	72	28	812	1,353

278	336	81	20	943

10,081	5,187	670	1,111	25,613

3,906	0	212	(1,091)	8,177
				1,593

				6,584
				(345)

				6,239

Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and credit loss expense recorded at Group level for reporting purposes is reported in the Corporate Center.

		Corporate Center
Investment Bank	Wealth Management USA	Private Banks & GAM	Corporate Functions	UBS

13,991	5,190	880	20	33,862
(55)	(8)	(2)	124	(72)

13,936	5,182	878	144	33,790

7,303	3,627	381	764	17,231
2,074	719	169	1,165	6,086
180	433	11	(1,650)	0
246	72	28	812	1,353

278	336	81	20	943

10,081	5,187	670	1,111	25,613

3,855	(5)	208	(967)	8,177
				1,593

				6,584
				(345)

				6,239

Financial Statements
8 February 2005

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the second and the third table). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Net interest income	3,284	2,963	3,007	11	9	12,521	12,299
Net trading income	683	666	578	3	18	4,311	3,756

Total net interest and trading income	3,967	3,629	3,585	9	11	16,832	16,055

Breakdown by business activity

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Net income from interest margin products	1,306	1,278	1,233	2	6	5,139	5,077

Equities	878	578	701	52	25	3,098	2,445
Fixed income	1,257	1237	1,146	2	10	6,264	6,474
Foreign exchange	362	269	321	35	13	1,467	1,436
Other	49	63	86	(22)	(43)	273	326

Net income from trading activities	2,546	2,147	2,254	19	13	11,102	10,681

Net income from treasury activities	270	345	326	(22)	(17)	1,298	1,417

Other[1]	(155)	(141)	(228)	(10)	32	(707)	(1,120)

Total net interest and trading income	3,967	3,629	3,585	9	11	16,832	16,055

1 Includes external funding costs of the PaineWebber Group, Inc. acquisition.

Note 3 Net Interest and Trading Income (continued)

Net interest income1

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Interest income
Interest earned on loans and advances	2,692	2,256	2,354	19	14	9,805	10,542
Interest earned on securities borrowed and reverse repurchase agreements	2,933	2,993	2,905	(2)	1	11,006	11,148
Interest and dividend income from financial investments	18	29	15	(38)	20	93	75
Interest and dividend income from trading portfolio	4,873	4,689	4,465	4	9	19,278	18,394

Total	10,516	9,967	9,739	6	8	40,182	40,159

Interest expense
Interest on amounts due to banks and customers	1,717	1,355	1,720	27	0	5,529	5,072
Interest on securities lent and repurchase agreements	2,582	2,650	2,062	(3)	25	10,014	9,623
Interest and dividend expense from trading portfolio	1,661	1,945	2,274	(15)	(27)	7,993	9,925
Interest on financial liabilities designated at fair value	500	84	231	495	116	1,291	751
Interest on debt issued	772	970	445	(20)	73	2,834	2,489

Total	7,232	7,004	6,732	3	7	27,661	27,860

Net interest income	3,284	2,963	3,007	11	9	12,521	12,299

Net trading income1

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Equities	531	437	529	22	0	2,254	1,660
Fixed income[2]	(276)	(186)	(354)	(48)	22	131	396
Foreign exchange and other	428	415	403	3	6	1,926	1,700

Net trading income	683	666	578	3	18	4,311	3,756

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).   2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (424) million for the quarter ended 31 December 2004, CHF (682) million for the quarter ended 30 September 2004, and CHF (178) million for the quarter ended 31 December 2003 related to financial liabilities designated as held at fair value through profit and loss. For the years ended 31 December 2004 and 2003, the respective amounts are CHF (1,203) million and CHF (115) million. For fourth quarter 2004, CHF (945) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF 521 million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to financial liabilities designated as held at fair value.

Financial Statements
8 February 2005

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Equity underwriting fees	378	317	474	19	(20)	1,430	1,270
Bond underwriting fees	271	241	297	12	(9)	1,114	1,084

Total underwriting fees	649	558	771	16	(16)	2,544	2,354

Corporate finance fees	410	195	306	110	34	1,078	761
Brokerage fees	1,438	1,276	1,495	13	(4)	5,916	5,608
Investment fund fees	1,158	1,141	1,051	1	10	4,588	3,895
Fiduciary fees	58	54	56	7	4	220	241
Custodian fees	316	303	318	4	(1)	1,261	1,201
Portfolio and other management and advisory fees	1,172	1,163	1,021	1	15	4,611	3,855
Insurance-related and other fees	99	90	69	10	43	342	355

Total securities trading and investment activity fees	5,300	4,780	5,087	11	4	20,560	18,270

Credit-related fees and commissions	68	63	74	8	(8)	266	249
Commission income from other services	254	245	293	4	(13)	988	1,087

Total fee and commission income	5,622	5,088	5,454	10	3	21,814	19,606

Brokerage fees paid	322	307	403	5	(20)	1,399	1,483
Other	263	248	231	6	14	999	778

Total fee and commission expense	585	555	634	5	(8)	2,398	2,261

Net fee and commission income	5,037	4,533	4,820	11	5	19,416	17,345

Note 5 Other Income

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Gains/(losses) from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	3	80	(7)	(96)		83	160
Investments in associates	1	0	0			1	2

Total	4	80	(7)	(95)		84	162

Financial investments available for sale
Net gain from disposal of:
Private equity investments	48	104	242	(54)	(80)	557	352
Other financial investments	13	19	(2)	(32)		46	90
Impairment charges on private equity investments and other financial investments	(54)	(54)	(129)	0	58	(223)	(541)

Total	7	69	111	(90)	(94)	380	(99)

Net income from investments in property [1]	13	15	19	(13)	(32)	65	75
Equity in income of associates	14	(1)	9		56	65	123
Gains/(losses) from investment properties [2]	1	10	(7)	(90)		11	(42)
Other	2	120	54	(98)	(96)	292	243

Total other income	41	293	179	(86)	(77)	897	462

1 Includes net rent received from third parties and net operating expenses.   2 Includes unrealized and realized profit from investment properties at fair value.

Financial Statements
8 February 2005

Note 6 Personnel Expenses

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Salaries and bonuses	3,587	3,319	3,220	8	11	14,835	13,478
Contractors	151	159	129	(5)	17	572	539
Insurance and social contributions	285	256	203	11	40	1,093	923
Contribution to retirement plans	169	188	150	(10)	13	707	721
Other personnel expenses	310	321	336	(3)	(8)	1,308	1,570

Total personnel expenses	4,502	4,243	4,038	6	11	18,515	17,231

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year ended
CHF million	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Occupancy	292	328	330	(11)	(12)	1,274	1,304
Rent and maintenance of machines and equipment	162	186	176	(13)	(8)	686	708
Telecommunications and postage	230	205	205	12	12	835	864
Administration	232	170	154	36	51	660	599
Marketing and public relations	119	104	122	14	(2)	442	398
Travel and entertainment	185	163	158	13	17	634	526
Professional fees	218	187	193	17	13	705	589
IT and other outsourcing	257	253	234	2	10	953	844
Other	72	90	95	(20)	(24)	514	254

Total general and administrative expenses	1,767	1,686	1,667	5	6	6,703	6,086

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year ended
Basic earnings (CHF million)	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Net profit	2,021	1,671	1,808	21	12	8,089	6,239

	Quarter ended			% change from		Year ended
Diluted earnings (CHF million)	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Net profit	2,021	1,671	1,808	21	12	8,089	6,239
Less: Profit on equity derivative contracts	(4)	(9)	0	56		(5)	1

Net profit for diluted EPS	2,017	1,662	1,808	21	12	8,084	6,240

	Quarter ended			% change from		Year ended
Weighted average shares outstanding	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Weighted average shares outstanding	1,027,864,725	1,041,914,156	1,075,169,790	(1)	(4)	1,052,914,417	1,116,953,623
Potentially dilutive ordinary shares resulting from options and warrants outstanding	27,259,783	29,542,033	28,432,962	(8)	(4)	29,046,943	21,847,002

Weighted average shares outstanding for diluted EPS	1,055,124,508	1,071,456,189	1,103,602,752	(2)	(4)	1,081,961,360	1,138,800,625

	Quarter ended			% change from		Year ended
Earnings per share (CHF)	31.12.04	30.9.04	31.12.03	3Q04	4Q03	31.12.04	31.12.03

Basic	1.97	1.60	1.68	23	17	7.68	5.59
Diluted	1.91	1.55	1.64	23	16	7.47	5.48

	As at			% change from
Shares outstanding	31.12.04	30.9.04	31.12.03	3Q04	4Q03

Total ordinary shares issued	1,126,858,177	1,125,628,958	1,183,046,764	0	(5)
Second trading line treasury shares
2003 program	0	0	56,707,000
2004 program	39,935,094	35,615,094	0
Other treasury shares	63,589,877	56,636,364	54,653,692	12	16

Total treasury shares	103,524,971	92,251,458	111,360,692	12	(7)

Shares outstanding	1,023,333,206	1,033,377,500	1,071,686,072	(1)	(5)

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As at			Quarter ended			Year ended
	31.12.04	30.9.04	31.12.03	31.12.04	30.9.04	31.12.03	31.12.04	31.12.03

1 USD	1.14	1.25	1.24	1.16	1.26	1.29	1.24	1.34
1 EUR	1.55	1.55	1.56	1.53	1.54	1.55	1.54	1.54
1 GBP	2.19	2.26	2.22	2.19	2.29	2.24	2.27	2.20
100 JPY	1.11	1.13	1.15	1.12	1.15	1.19	1.15	1.16

Financial Statements
8 February 2005

Note 10 Business Combinations

Schwab

On 29 October 2004, UBS acquired Charles Schwab SoundView Capital Markets, the Capital Markets Division of Charles Schwab Corp. (Schwab), for an aggregate cash consideration of USD 265 million. The business comprises equities trading and sales, including a third-party execution business, along with Schwab’s NASDAQ trading system. This business handles over 200 million shares a day in trade volume and makes a market in over 11,000 stocks. As part of the acquisition, UBS and Schwab have entered into multi-year execution service agreements for the handling of Schwab’s equities and listed options orders. The business was integrated in the Equities area of UBS’s Investment Bank.

Brunswick UBS

On 14 December 2004, UBS acquired from Brunswick Capital, who were equal partners in Brunswick UBS, an equity brokerage and trading, investment banking and custody joint venture in Russia, Brunswick Capital’s 50% stake in the joint venture. UBS paid to the sellers at closing a cash consideration of USD 99 million and will pay a further USD 66 million at the end of 2005 plus 20% of Brunswick UBS’s net profits for 2005. Formed in 1997, Brunswick UBS has developed a significant franchise in the Russian securities market, employing 120 people in Moscow.

Sauerborn

On 7 December 2004, UBS acquired Sauerborn Trust AG (Sauerborn), an independent German firm providing financial advisory services to individuals in the ultra-high net worth segment. Sauerborn has approximately EUR 6.3 billion of invested assets. UBS has merged its ultra-high net worth segment within the German wealth management business with the operations of Sauerborn to provide an expanded range of services and products to its clients and reap the benefits of synergies. UBS paid a cash consideration of approximately EUR 91 million at closing, and will pay a further EUR 42 million in three equal installments over the next two years.

Acquisitions announced during the fourth
quarter and after the balance sheet date

American Express Bank

On 25 November 2004, UBS and American Express Bank (Luxembourg) S.A. signed an agreement for UBS to acquire American Express Bank’s private banking activities in Luxembourg. The business comprises approximately USD 385 million of assets and will be integrated into UBS’s Luxembourg operations. The transaction has been approved by the supervisory authorities and is expected to close during first quarter 2005.

Julius Baer North America

On 6 December 2004, UBS announced that it had signed an agreement to acquire Julius Baer’s wealth management operations in North America. The business manages over USD 4 billion of client assets, including some custodial assets, and employs 55 staff in four locations. The operations will be integrated into the Wealth Management & Business Banking Business Group and further strengthen UBS’s wealth management operations in the Americas. The transaction is expected to close at the beginning of second quarter 2005.

Dresdner Bank Lateinamerika

On 21 December 2004, UBS announced that it had signed an agreement to acquire wealth management operations from Dresdner Bank Lateinamerika (DBLA). The business managed invested assets from private clients worth EUR 4.8 billion at 30 June 2004. UBS will take on 137 staff, who currently work for DBLA in this business. DBLA is active in all important Latin American markets and will strengthen UBS’s position as a wealth management service provider for clients of that region. The transaction is subject to regulatory approvals and is expected to close in second or third quarter 2005.

Etra

On 10 January 2005, UBS announced that it signed an agreement with the shareholders of Etra SIM S.p.A. (Etra), an independent Italian financial intermediary firm, to acquire their com-

pany. Etra serves wealthy private and institutional clients in Italy, manages approximately EUR 500 million of client assets and employs 25 staff. The transaction is subject to approval by the Italian regulatory authorities, and is expected to close in within the next three months.

Siemens Real Estate Funds

On 20 January 2005, UBS announced that its Global Asset Management Business Group will acquire a 51% stake in the real estate fund business of Siemens Kapitalanlagegesellschaft mbH

(SKAG), currently a wholly owned subsidiary of Siemens AG. The real estate fund business of SKAG manages three open-end real estate funds with a total fund volume of approximately EUR 2 billion. The transaction is subject to approval by the German regulatory authorities and is expected to close in second quarter 2005. The real estate fund business of SKAG will be renamed UBS Real Estate Kapitalanlagegesell-schaft mbH and will be integrated into the Global Asset Management Business Group real estate organization.

UBS Registered Shares
8 February 2005

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN	CH0012032030

Valoren	1203203

Cusip	CINS H8920M855

Cautionary statement regarding
forward-looking statements
This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance.
While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.
More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2003. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint
Publisher/Copyright: UBS AG, Switzerland.
Language: English. SAP-No. 80834E-0501

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter A. Wuffli
	Name:	Peter A. Wuffli
Title Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: February 11, 2005

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com